Dreyfus Founders Discovery Fund

SEMIANNUAL REPORT June 30, 2008



 BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



A LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Founders Discovery Fund, covering the six-month period from January 1, 2008, through June 30, 2008.

The U.S. equity markets remained turbulent over the first half of 2008 and ended with June posting one of the worst monthly performance slumps on record. A continuously weakening U.S. housing market, surging inflation, devaluation of the U.S. dollar and lingering credit concerns continued to dampen investor sentiment. Of the ten economic sectors represented by the S&P 500® Composite Stock Index, only two — energy and materials — posted positive absolute returns for the reporting period. The financials sector was the hardest-hit industry group, primarily due to massive sub-prime related losses among global financial institutions.

While the U.S. and global economy clearly has slowed, the news is not all bad. We have seen signs of more orderly deleveraging among financial institutions, and it appears that most of the damage caused by last year's sub-prime fiasco has been exposed and, to an extent, ameliorated. Moreover, the global upsurge in inflation should persist longer in fast-growing emerging markets than in more developed countries. These factors support our view that many areas of the stock market may have been punished too severely in the downturn, creating potential long-term opportunities for patient investors. As always, your financial advisor can help you identify suitable investments that may be right for you and your long-term investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

J. David Officer
Chairman, President and Chief Executive Officer
Founders Asset Management LLC
July 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2008, through June 30, 2008, as provided by B. Randall Watts, Jr., CFA, Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended June 30, 2008, Dreyfus Founders Discovery Fund's Class A shares produced a total return of –9.18%, Class B shares returned –9.67%, Class C shares returned –9.55%, Class F shares returned –9.08%, Class I shares returned –9.10% and Class T shares returned –9.39%.[1] In comparison, the Russell 2000 Growth Index, the fund's benchmark, produced a total return of –8.93% for the reporting period.[2]

Small-cap stocks declined sharply over the first half of 2008 in response to a U.S. economic downturn and the ripple effects of a credit crisis in fixed-income markets. The fund produced slightly lower returns than its benchmark, mainly due to a handful of disappointments in the industrials and financials sectors.

The Fund's Investment Approach

The fund invests primarily in small U.S.-based companies that we believe possess high-growth potential. The fund may also invest in larger companies if, in our opinion, they represent better prospects for capital appreciation. We use a "growth style" of investing, searching for companies whose fundamental strengths suggest the potential to provide superior earnings growth over time. Our "bottom-up" approach emphasizes individual stock selection. We go beyond Wall Street analysis and perform intensive qualitative and quantitative in-house research to determine whether companies meet our investment criteria.

Credit and Economic Woes Weighed on Stock Prices

Small-cap stocks generally produced disappointing results over the first six months of 2008 amid an onslaught of negative economic news, most notably the continued deterioration of housing prices. As home values declined, mortgage defaults, delinquencies and foreclosures rose sharply, fueling turmoil in the credit markets. The resulting strain on the global financial system caused a number of financial stocks to plummet as major banks and brokerage firms reported massive losses on mortgage-related financial instruments. In the small-cap financials arena, commercial banks, thrifts, mortgage lenders and insurance title companies suffered in the deteriorating market.

Meanwhile, crude oil and natural gas prices soared over the first half of the year, resulting in substantially higher gasoline and home heating expenditures for consumers and higher input costs for manufacturers. Food prices also rose, due in part to the increased use of corn for the production of ethanol. These factors caused consumers to cut back on spending in other, more discretionary areas, while corporations reduced capital spending in anticipation of weaker business conditions.

Diversification Helped Cushion Market Volatility

In this unsettled environment, we focused on companies that we believed were prepared to withstand the downturn. Our security selection strategy was particularly effective in the health care sector, where providers of medical equipment and supplies fared relatively well, including medical devices maker Respironics, which was sold during the reporting period, and prenatal/pediatric specialist Natus Medical. Pharmaceutical research contractor Bruker Corp. benefited from an accretive acquisition, while drug developer Sirtris Pharmaceuticals was acquired by a larger industry leader. Both holdings were sold during the reporting period.

Although the consumer discretionary area suffered in the downturn, the fund's holdings held up relatively well due in part to gains posted by restaurant chains Panera Bread, which was able to pass along higher costs to its customers, and Papa John's International, which maintained profit margins by containing costs. Retailer Dollar Tree benefited from rising demand for low-cost goods from cash-strapped consumers, while clothing seller Volcom successfully tapped niche markets with ample disposable income.

The energy sector was the only component of the benchmark to produce positive absolute returns for the reporting period, and the fund participated fully in the sector's strength through a slightly overweighted position and an emphasis on companies that provide equipment and services for the activities of major integrated oil producers.

Disappointments during the reporting period were concentrated in the industrials sector, where lack of exposure to conglomerate Walter Industries constrained relative performance. The fund's sole holding in the electrical equipment industry, Orion Energy Systems, declined due to a construction slump. Toolmaker Hurco Companies reported lower-than-expected earnings, leading us to sell the fund's position. Although the fund had relatively little exposure to the troubled financials sector, performance was hindered by insurance companies Assured Guaranty and First Mercury Financial, which declined due to the credit crisis and a slowdown in commercial business, respectively.

Finding Opportunity in a Distressed Market

As of midyear, the economy has continued to falter, and the credit crisis has persisted. Consequently, we have maintained underweighted exposure and a selective approach to industrial stocks and an overweighted position in the stronger energy sector. We may also trim the fund's information technology holdings from a currently overweighted position due to the economic slowdown and high inventory levels. Finally, we have maintained a broadly diversified portfolio to mitigate the risk of unexpected declines in individual stocks.

July 15, 2008

Small companies carry additional risks because their earnings and revenues tend to be less predictable, and their share prices more volatile than those of larger, more established companies. The shares of smaller companies tend to trade less frequently than those of larger, more established companies.

Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on fund performance.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. –The Russell 2000 Growth Index is an unmanaged index, which measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values. The total return figure cited for this index assumes change in security prices and reinvestment of dividends, but does not reflect the costs of managing a mutual fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Founders Discovery Fund from January 1, 2008 to June 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses. To estimate the expenses you paid on your account over this period, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the results by the number in the Expenses paid per $1,000 line for the class of shares you own.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2008

	Class A	Class B	Class C	Class F	Class I	Class T
Expenses paid per $1,000†	$ 8.11	$ 13.63	$ 12.31	$ 7.07	$ 7.55	$ 10.43
Ending value (after expenses)	$908.20	$903.30	$904.50	$909.20	$909.00	$906.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2008

	Class A	Class B	Class C	Class F	Class I	Class T
Expenses paid per $1,000†	$ 8.57	$ 14.40	$ 13.01	$ 7.47	$ 7.97	$ 11.02
Ending value (after expenses)	$1,016.36	$1,010.54	$1,011.93	$1,017.45	$1,016.96	$1,013.92

† *Expenses are equal to the fund's non annualized expense ratio of 1.71% for Class A shares, 2.88% for Class B shares, 2.60% for Class C shares, 1.49% for Class F shares, 1.59% for Class I shares and 2.20% for Class T shares; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

Common Stocks−94.4%	Shares	Value ($)
Aerospace & Defense−1.5%		
ManTech International, Cl. A	38,520 [a]	1,853,582
Stanley	29,950 [a]	1,003,924
		2,857,506
Air Freight & Logistics−1.1%		
UTi Worldwide	101,950	**2,033,902**
Apparel Retail−.9%		
Citi Trends	25,140 [a]	569,672
JoS. A. Bank Clothiers	42,410 [a]	1,134,468
		1,704,140
Apparel, Accessories & Luxury Goods−.9%		
True Religion Apparel	31,380 [a]	836,277
Volcom	37,630 [a]	900,486
		1,736,763
Application Software−2.5%		
Informatica	92,610 [a]	1,392,854
Jack Henry & Associates	25,840	559,178
NetScout Systems	158,260 [a]	1,690,217
QAD	26,952	182,465
Ultimate Software Group	24,880 [a]	886,474
		4,711,188
Biotechnology−2.7%		
Alnylam Pharmaceuticals	30,170 [a]	806,444
Applera−Celera Genomics Group	89,990	1,022,286
BioMarin Pharmaceutical	36,220 [a]	1,049,656
Enzon Pharmaceuticals	99,960 [a]	711,715
Pharmasset	14,020 [a]	264,698
United Therapeutics	13,740 [a]	1,343,085
		5,197,884
Building Products−.7%		
Interface, Cl. A	109,360	**1,370,281**
Casinos & Gaming−1.2%		
WMS Industries	74,770 [a]	**2,225,903**
Communications Equipment−3.4%		
Acme Packet	109,700 [a]	851,272

Common Stocks (continued)	Shares	Value ($)
BigBand Networks	102,740 [a]	485,960
Neutral Tandem	70,820 [a]	1,239,350
Nice Systems, ADR	30,850 [a]	912,235
OpNext	242,240 [a]	1,303,251
Polycom	69,700 [a]	1,697,892
		6,489,960
Construction & Engineering−1.1%		
Quanta Services	63,670 [a]	**2,118,301**
Construction & Farm Machinery & Heavy Trucks−.9%		
Bucyrus International, Cl. A	24,494	**1,788,552**
Consumer Finance−.4%		
Cardtronics	77,560	**687,957**
Data Processing & Outsourced Services−3.6%		
Broadridge Financial Solutions	65,660	1,382,143
Metavante Technologies	94,930 [a]	2,147,317
NeuStar, Cl. A	149,550 [a]	3,224,298
		6,753,758
Diversified Commercial & Professional Services−1.2%		
Cornell	8,240 [a]	198,666
Exponent	33,300 [a]	1,045,953
Huron Consulting Group	22,000 [a]	997,480
		2,242,099
Diversified Metals & Mining−.6%		
Horsehead Holding	88,360	**1,074,458**
Drug Retail−.8%		
Longs Drug Stores	33,770	**1,422,055**
Electrical Components & Equipment−1.1%		
ION Geophysical	88,040 [a]	1,536,298
Orion Energy Systems	55,620	556,200
		2,092,498
Electronic Equipment Manufacturers−.6%		
FLIR Systems	26,880 [a]	**1,090,522**
Electronic Manufacturing Services−.9%		
IPG Photonics	86,680 [a]	**1,630,451**
Environmental & Facilities Services−.6%		
Clean Harbors	17,010 [a]	**1,208,731**

Common Stocks (continued)	Shares	Value ($)
Fertilizers & Agricultural Chemicals—.6%		
American Vanguard	89,560	**1,101,588**
Food Distributors—.2%		
Spartan Stores	20,490	**471,270**
Food Retail—1.0%		
Ruddick	54,700	**1,876,757**
Footwear—.8%		
Skechers USA, Cl. A	44,410 [a]	877,542
Steven Madden	30,700 [a]	564,266
		1,441,808
General Merchandise Stores—1.0%		
Dollar Tree	59,590 [a]	**1,947,997**
Health Care Distributors—.4%		
PSS World Medical	50,580 [a]	**824,454**
Health Care Equipment—9.8%		
CONMED	59,780 [a]	1,587,159
Integra LifeSciences Holdings	69,690 [a]	3,099,811
Natus Medical	106,940 [a]	2,239,324
NuVasive	27,720 [a]	1,237,975
PerkinElmer	102,790	2,862,701
Resmed	41,600 [a]	1,486,784
Thoratec	74,650 [a]	1,298,164
Volcano	60,600 [a]	739,320
Wright Medical Group	140,150 [a]	3,981,662
		18,532,900
Health Care Services—1.4%		
Amedisys	52,500 [a]	**2,647,050**
Health Care Technology—1.2%		
Allscripts Healthcare Solutions	70,360 [a]	873,168
Phase Forward	74,400 [a]	1,336,968
		2,210,136
Home Entertainment Software—1.1%		
THQ	100,110 [a]	**2,028,229**
Independent Power Producers & Energy Traders—.3%		
Synthesis Energy Systems	62,390 [a]	**561,510**

Common Stocks (continued)	Shares	Value ($)
Industrial Machinery—1.6%		
Actuant, Cl. A	81,720	2,561,922
Hurco	14,450 a	446,360
		3,008,282
Internet Retail—.5%		
Shutterfly	82,480 a	**1,007,081**
Internet Software & Services—4.1%		
Ariba	66,430 a	977,185
j2 Global Communications	43,140 a	992,220
Knot	94,440 a	923,623
Marchex, Cl. B	67,960	837,267
SkillSoft, ADR	229,980 a	2,079,019
ValueClick	129,330 a	1,959,350
		7,768,664
IT Consulting & Other Services—2.8%		
CACI International, Cl. A	58,090 a	2,658,779
Forrester Research	51,020 a	1,575,498
Ness Technologies	104,150 a	1,053,998
		5,288,275
Leisure Products—1.0%		
Polaris Industries	44,980	**1,816,292**
Life Sciences Tools & Services—3.6%		
Bio-Rad Laboratories, Cl. A	18,230 a	1,474,625
PAREXEL International	63,010 a	1,657,793
Thermo Fisher Scientific	65,010 a	3,623,007
		6,755,425
Marine—.5%		
Excel Maritime Carriers	22,150	**869,388**
Movies & Entertainment—2.6%		
Lions Gate Entertainment	341,380 a	3,536,697
Playboy Enterprises, Cl. B	87,830 a	433,880
RHI Entertainment	71,850	933,331
		4,903,908
Multi-Line Insurance—1.0%		
Arch Capital Group	29,900 a	**1,982,968**
Oil & Gas Drilling—.6%		
Union Drilling	53,350 a	**1,156,628**

Common Stocks (continued)	Shares	Value ($)
Oil & Gas Equipment & Services−9.1%		
Cal Dive International	113,150 [a]	1,616,913
Complete Production Services	104,930 [a]	3,821,551
Dril-Quip	34,970 [a]	2,203,110
ENGlobal	28,210 [a]	401,710
Global Industries	56,910 [a]	1,020,396
Hornbeck Offshore Services	36,730 [a]	2,075,612
Lufkin Industries	11,990	998,527
NATCO Group, Cl. A	52,220 [a]	2,847,557
W-H Energy Services	24,620 [a]	2,357,119
		17,342,495
Oil & Gas Exploration & Production−2.9%		
Berry Petroleum, Cl. A	37,550	2,210,944
Delta Petroleum	76,770 [a]	1,959,170
Penn Virginia	16,550	1,248,201
		5,418,315
Personal Products−4.5%		
Alberto-Culver	101,520	2,666,930
Bare Escentuals	192,270 [a]	3,601,217
NBTY	45,320 [a]	1,452,959
Nu Skin Enterprises, Cl. A	54,980	820,302
		8,541,408
Pharmaceuticals−1.1%		
Covance	25,140 [a]	**2,162,543**
Precious Metals & Minerals−.6%		
Minefinders	100,690 [a]	**1,047,176**
Property & Casualty Insurance−.9%		
First Mercury Financial	40,840 [a]	720,418
RLI	20,860	1,031,944
		1,752,362
Publishing−.5%		
Interactive Data	38,380	**964,489**
Restaurants−1.9%		
Panera Bread, Cl. A	32,200 [a]	1,489,572
Papa John's International	77,960 [a]	2,072,956
		3,562,528

Common Stocks (continued)	Shares		Value ($)
Semiconductor Equipment–1.5%			
Eagle Test Systems	58,900	a	659,680
Kulicke & Soffa Industries	162,890	a	1,187,468
Teradyne	86,340	a	955,784
			2,802,932
Semiconductors–3.4%			
Diodes	72,210	a	1,995,884
Lattice Semiconductor	289,770	a	906,980
Microsemi	44,770	a	1,127,309
ON Semiconductor	168,110	a	1,541,569
PMC-Sierra	118,680	a	907,902
			6,479,644
Specialty Chemicals–1.0%			
H.B. Fuller	85,070		**1,908,971**
Specialty Stores–1.1%			
Tractor Supply	47,250	a	1,372,140
Ulta Salon, Cosmetics & Fragrance	65,160		732,398
			2,104,538
Technology Distributors–1.0%			
Mellanox Technologies	134,700	a	**1,823,838**
Trading Companies & Distributors–.9%			
MSC Industrial Direct, Cl. A	39,580		**1,745,874**
Trucking–1.2%			
Landstar System	39,480		**2,180,086**
Total Common Stocks (cost $177,080,945)			**178,474,718**

Exchange Traded Funds–3.0%		
iShares Russell 2000 Growth Index Fund (cost $6,010,273)	74,883	**5,703,089**

Other Investment—3.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $7,104,000)	7,104,000 [b]	**7,104,000**
Total Investments (cost $190,195,218)	**101.2%**	**191,281,807**
Liabilities, Less Cash and Receivables	**(1.2%)**	**(2,181,661)**
Net Assets	**100.0%**	**189,100,146**

[a] *Non-income producing security.*
[b] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Information Technology	25.9	Exchange Traded Funds	3.0
Health Care	20.4	Materials	2.7
Energy	12.6	Cash & Equivalents	2.6
Consumer Discretionary	12.4	Financials	2.3
Industrials	11.3	Utilities	0.3
Consumer Staples	6.5		**100.0**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities-See Statement of Investments:		
Unauffiliated issuers	183,091,218	184,177,807
Affiliated issuers	7,104,000	7,104,000
Cash		190,175
Receivable for investment securities sold		2,119,599
Dividends and interest receivable		35,648
Receivable for shares of Common Stock subscribed		3,984
Prepaid expenses		55,639
Other assets		101,340
		193,788,192
Liabilities ($):		
Due to Founders Asset Management LLC and affiliates—Note 3(c)		265,653
Payable for investment securities purchased		3,999,904
Payable for shares of Common Stock redeemed		173,301
Directors' deferred compensation		101,340
Accrued expenses		147,848
		4,688,046
Net Assets ($)		**189,100,146**
Composition of Net Assets ($):		
Paid-in capital		429,434,137
Accumulated Investment (loss) net		(1,305,479)
Accumulated net realized gain (loss) on investments		(240,105,917)
Accumulated net unrealized appreciation (depreciation) on investments		1,077,405
Net Assets ($)		**189,100,146**

Net Asset Value Per Share

	Class A	Class B	Class C	Class F	Class I	Class T
Net Assets ($)	8,896,744	593,508	1,971,252	164,283,057	13,235,934	119,651
Shares Outstanding	298,609	21,614	71,063	5,484,220	432,845	4,158.246
Net Asset Value Per Share ($)	**29.79**	**27.46**	**27.74**	**29.96**	**30.58**	**28.77**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Dividends:	
Unaffiliated issuers	299,219
Affiliated issuers	66,901
Total Income	**366,120**
Expenses:	
Investment advisory fee–Note 3(a)	984,519
Shareholder servicing costs–Note 3(c)	197,496
Distribution fees–Note 3(b)	104,299
Accounting fees–Note 3(c)	66,280
Professional fees	36,191
Registration fees	32,120
Prospectus and shareholders' reports	27,421
Directors' fees and expenses–Note 3(d)	17,232
Custodian fees–Note 3(c)	11,856
Loan commitment fees–Note 2	5,432
Interest expense–Note 2	542
Miscellaneous	22,781
Total Expenses	**1,506,169**
Less–reduction in fees due to earnings credits–Note 1(c)	(11,449)
Less–reduction in accounting fees–Note 3(c)	(2,187)
Net Expenses	**1,492,533**
Investment (Loss)-Net	**(1,126,413)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(6,614,298)
Net unrealized appreciation (depreciation) on investments	(12,865,994)
Net Realized and Unrealized Gain (Loss) on Investments	**(19,480,292)**
Net (Decrease) in Net Assets Resulting from Operations	**(20,606,705)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007[a]
Operations ($):		
Investment (loss)–net	(1,126,413)	(2,730,266)
Net realized gain (loss) on investments	(6,614,298)	39,744,942
Net unrealized appreciation (depreciation) on investments	(12,865,994)	(12,738,584)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(20,606,705)**	**24,276,092**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	451,028	940,650
Class B Shares	30,853	32,730
Class C Shares	191,325	138,400
Class F Shares	3,085,789	7,011,491
Class I Shares	746,563	24,982,780
Class T Shares	67,052	47,348
Cost of shares redeemed:		
Class A Shares	(1,553,017)	(27,506,640)
Class B Shares	(138,228)	(688,450)
Class C Shares	(304,659)	(1,048,474)
Class F Shares	(16,803,170)	(70,053,374)
Class I Shares	(4,829,085)	(16,095,549)
Class T Shares	(38,782)	(124,423)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(19,094,331)**	**(82,363,511)**
Total Increase (Decrease) in Net Assets	**(39,701,036)**	**(58,087,419)**
Net Assets ($):		
Beginning of Period	228,801,182	286,888,601
End of Period	**189,100,146**	**228,801,182**
Undistributed investment (loss)–net	(1,305,479)	(179,066)

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	14,691	29,689
Shares redeemed	(52,207)	(880,815)
Net Increase (Decrease) in Shares Outstanding	**(37,516)**	**(851,126)**
Class B[b]		
Shares sold	1,064	1,036
Shares redeemed	(5,005)	(23,427)
Net Increase (Decrease) in Shares Outstanding	**(3,941)**	**(22,391)**
Class C		
Shares sold	6,846	4,882
Shares redeemed	(10,832)	(35,209)
Net Increase (Decrease) in Shares Outstanding	**(3,986)**	**(30,327)**
Class F		
Shares sold	103,043	222,651
Shares redeemed	(554,248)	(2,212,860)
Net Increase (Decrease) in Shares Outstanding	**(451,205)**	**(1,990,209)**
Class I		
Shares sold	24,088	779,085
Shares redeemed	(158,581)	(494,171)
Net Increase (Decrease) in Shares Outstanding	**(134,493)**	**284,914**
Class T		
Shares sold	2,250	1,509
Shares redeemed	(1,303)	(4,062)
Net Increase (Decrease) in Shares Outstanding	**947**	**(2,553)**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *During the period ended June 30, 2008, 3,959 Class B shares representing $109,797, were automatically converted to 3,661 Class A shares and during the period ended December 31, 2007, 14,074 Class B shares representing $413,834 were automatically converted to 13,130 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	32.80	30.09	28.63	28.82	26.04	19.09
Investment Operations:						
Investment (loss)–net	(.20)[a]	(.50)[a]	(.35)[a]	(.28)[a]	(.64)	(.36)
Net realized and unrealized gain (loss) on investments	(2.81)	3.21	1.81	.09	3.42	7.31
Total from Investment Operations	(3.01)	2.71	1.46	(.19)	2.78	6.95
Net asset value, end of period	29.79	32.80	30.09	28.63	28.82	26.04
Total Return (%)[b]	(9.18)[c]	9.01	5.10	(.66)	10.68	36.41
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.72[d]	2.02	1.51	1.47	1.38	1.50
Ratio of net expenses to average net assets	1.71[d]	2.01	1.51	1.45	1.37	1.50
Ratio of net investment (loss) to average net assets	(1.34)[d]	(1.58)	(1.15)	(1.09)	(1.11)	(1.25)
Portfolio Turnover Rate	108[c]	215	202	160	98	130
Net Assets, end of period ($ x 1,000)	8,897	11,024	35,719	45,092	65,763	79,630

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class B Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	30.40	28.04	27.10	27.55	25.12	18.60
Investment Operations:						
Investment (loss)–net	(.34)[a]	(.60)[a]	(.61)[a]	(.54)[a]	(1.07)	(.81)
Net realized and unrealized gain (loss) on investments	(2.60)	2.96	1.55	.09	3.50	7.33
Total from Investment Operations	(2.94)	2.36	.94	(.45)	2.43	6.52
Net asset value, end of period	27.46	30.40	28.04	27.10	27.55	25.12
Total Return (%)[b]	(9.67)[c]	8.38	3.51	(1.63)	9.67	35.05
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.89[d]	2.55	2.64	2.44	2.30	2.56
Ratio of net expenses to average net assets	2.88[d]	2.54	2.64	2.43	2.29	2.56
Ratio of net investment (loss) to average net assets	(2.51)[d]	(2.08)	(2.28)	(2.06)	(2.03)	(2.31)
Portfolio Turnover Rate	108[c]	215	202	160	98	130
Net Assets, end of period ($ x 1,000)	594	777	1,344	13,964	18,795	21,009

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	30.67	28.29	27.14	27.57	25.14	18.60
Investment Operations:						
Investment (loss)−net	(.31)a	(.64)a	(.56)a	(.50)a	(1.53)	(.94)
Net realized and unrealized gain (loss) on investments	(2.62)	3.02	1.71	.07	3.96	7.48
Total from Investment Operations	(2.93)	2.38	1.15	(.43)	2.43	6.54
Net asset value, end of period	27.74	30.67	28.29	27.14	27.57	25.14
Total Return (%)b	(9.55)c	8.41	4.24	(1.56)	9.67	35.16
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.60d	2.64	2.36	2.36	2.28	2.52
Ratio of net expenses to average net assets	2.60d	2.63	2.36	2.35	2.27	2.52
Ratio of net investment (loss) to average net assets	(2.23)d	(2.16)	(2.01)	(1.98)	(2.01)	(2.28)
Portfolio Turnover Rate	108c	215	202	160	98	130
Net Assets, end of period ($ x 1,000)	1,971	2,302	2,981	4,391	6,668	8,352

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class F Shares	Six Months Ended June 30, 2008 (Unaudited)	2007	2006	2005	2004	2003
			Year Ended December 31,			
Per Share Data ($):						
Net asset value, beginning of period	32.94	30.03	28.58	28.77	25.98	19.04
Investment Operations:						
Investment (loss)–net	(.17)a	(.32)a	(.34)a	(.30)a	(.69)	(.35)
Net realized and unrealized gain (loss) on investments	(2.81)	3.23	1.79	.11	3.48	7.29
Total from Investment Operations	(2.98)	2.91	1.45	(.19)	2.79	6.94
Net asset value, end of period	29.96	32.94	30.03	28.58	28.77	25.98
Total Return (%)b	(9.08)c	9.69	5.08	(.66)	10.74	36.45
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.50d	1.49	1.53	1.46	1.35	1.53
Ratio of net expenses to average net assets	1.49d	1.48	1.52	1.45	1.34	1.53
Ratio of net investment (loss) to average net assets	(1.12)d	(1.01)	(1.16)	(1.09)	(1.08)	(1.29)
Portfolio Turnover Rate	108c	215	202	160	98	130
Net Assets, end of period ($ x 1,000)	164,283	195,510	238,015	351,087	550,622	638,880

a   *Based on average shares outstanding at each month end.*
b   *Exclusive of sales charge.*
c   *Not annualized.*
d   *Annualized.*
See notes to financial statements.

Class I Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007[a]	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	33.64	30.67	29.11	29.22	26.32	19.23
Investment Operations:						
Investment (loss)–net	(.18)[b]	(.32)[b]	(.27)[b]	(.24)[b]	(.24)	(.17)
Net realized and unrealized gain (loss) on investments	(2.88)	3.29	1.83	.13	3.14	7.26
Total from Investment Operations	(3.06)	2.97	1.56	(.11)	2.90	7.09
Net asset value, end of period	30.58	33.64	30.67	29.11	29.22	26.32
Total Return (%)	(9.10)[c]	9.68	5.36	(.38)	11.02	36.87
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.60[d]	1.49	1.26	1.18	1.11	1.21
Ratio of net expenses to average net assets	1.59[d]	1.48	1.26	1.17	1.10	1.21
Ratio of net investment (loss) to average net assets	(1.22)[d]	(.98)	(.91)	(.80)	(.83)	(.96)
Portfolio Turnover Rate	108[c]	215	202	160	98	130
Net Assets, end of period ($ x 1,000)	13,236	19,086	8,662	8,315	72,317	65,240

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended June 30, 2008 (Unaudited)	2007	2006	2005	2004	2003
			Year Ended December 31,			
Per Share Data ($):						
Net asset value, beginning of period	31.75	29.21	27.91	28.18	25.55	18.79
Investment Operations:						
Investment (loss)−net	(.27)a	(.57)a	(.45)a	(.38)a	(.65)	(.31)
Net realized and unrealized gain (loss) on investments	(2.71)	3.11	1.75	.11	3.28	7.07
Total from Investment Operations	(2.98)	2.54	1.30	(.27)	2.63	6.76
Net asset value, end of period	28.77	31.75	29.21	27.91	28.18	25.55
Total Return (%)b	(9.39)c	8.70	4.66	(.96)	10.29	35.98
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.20d	2.33	1.84	1.77	1.71	1.91
Ratio of net expenses to average net assets	2.20d	2.32	1.84	1.76	1.70	1.90
Ratio of net investment (loss) to average net assets	(1.84)d	(1.85)	(1.51)	(1.40)	(1.44)	(1.66)
Portfolio Turnover Rate	108c	215	202	160	98	130
Net Assets, end of period ($ x 1,000)	120	102	168	1,187	1,648	1,788

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

NOTE 1–Significant Accounting Policies:

Dreyfus Founders Discovery Fund (the "fund") is a separate diversified series of Dreyfus Founders Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering five series, including the fund. The fund's investment objective is to seek capital appreciation. Founders Asset Management LLC ("Founders") serves as the fund's investment adviser. Founders is an indirect, wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon").

MBSC Securities Corporation (the "Distributor"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus"), an affiliate of Founders, is the Distributor of the fund's shares. The fund is authorized to issue up to 550 million shares of Common Stock, par value $.01 per share, in the following classes of shares: Class A, Class B, Class C, Class F, Class I and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, although the shares may be purchased at net asset value ("NAV") without a sales charge by certain categories of investors. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class F and Class I shares are sold at NAV per share. Class F shares are sold only to Class F grandfathered investors, and Class I shares are sold only to eligible institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class. Income and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Each class of the fund bears expenses incurred specifically on its behalf and, in addition, each class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the class. The type of expense determines the allocation method.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on NASDAQ, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. New York closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's Board of Directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The fund amortizes premiums and discounts on all debt securities.

Registered open-end investment companies that are not traded on an exchange are valued at their NAV.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's Board of Directors or pursuant to procedures approved by the Board of Directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the fund calculates its NAV, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using calculations based on indexes of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the fund's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.

Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3—significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of June 30, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments ($)[†]
Level 1–Quoted Prices	191,281,807	0
Level 2–Other Significant Observable Inputs	0	0
Level 3–Significant Unobservable Inputs	0	0
Total	**191,281,807**	**0**

[†] *Other financial instruments include derivative instruments such as futures, forward currency exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.*

(b) Foreign Securities and Currency Transactions: The fund may invest at least a portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the fund executes a foreign security transaction, the fund may enter into a foreign currency contract to settle the foreign security transaction. The fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

The accounting records of the fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized appreciation (depreciation) from investments and foreign currency translations in the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by Founders or its affiliates are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: No provision has been made for federal income taxes since it is the policy of the fund to comply with the requirements of Subchapter M of the Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The fund is treated as a separate tax entity for federal income tax purposes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended June 30, 2008.

As of and during the period ended June 30, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the three-year period ended December 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $232,708,199 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, $218,607,732 of the carryover expires in fiscal 2010 and $14,100,467 expires in fiscal 2011.

NOTE 2—Bank Line of Credit:

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. The borrowings by each series of the Company are limited to the lesser of (a) $25 million, or (b) the lesser of 25% of the series' total net assets or the maximum amount which the series is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $25 million cap on the total LOC. Each series agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC.

The average daily amount of borrowings outstanding under the LOC during the period June 30, 2008, was approximately $25,100 with a related weighted average annualized interest rate of 4.33%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) In accordance with an investment advisory agreement between the Company and Founders, the fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the fund's net assets. The fee is 1% of the first $250 million of net assets, .80% of the next $250 million of net assets and .70% of net assets in excess of $500 million.

During the period ended June 30, 2008, the Distributor retained $415 and $350 from sales commissions earned on sales of the fund's Class A and Class T shares, respectively, and $322 and $50 from CDSCs on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under a Distribution Plan (the "Class B, C and T Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended June 30, 2008, Class B, Class C and Class T shares were charged $2,328, $7,596 and $126, respectively, pursuant to the Class B, C and T Plan.

The fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Act applicable to its Class F shares (the "Class F Plan"). Under the Class F Plan, the fund is authorized to reimburse the Distributor for expenses paid for distributing or servicing its Class F shares at an annual rate of up to .25% of the value of the average daily net assets of the Fund's Class F shares. During the period ended June 30, 2008, Class F shares were charged $94,249 pursuant to the Class F Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents.

During the period ended June 30, 2008, Class A, Class B, Class C and Class T shares were charged $11,709, $776, $2,532 and $126, respectively, pursuant to the Shareholder Services Plan.

The Company has a shareholder services agreement with the Distributor, whereby the fund has agreed to compensate the Distributor for providing certain shareholder servicing functions to holders of Class F shares. The fund paid the Distributor a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the period ended June 30, 2008, Class F shares were charged $77,150 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the fund's Class F shares are paid by the Distributor. The out-of-pocket charges from DTI are paid by the fund. During the period ended June 30, 2008, Class F shares were charged $1,065 for out-of-pocket transfer agent charges.

The fees charged by DTI with respect to the fund's Class A, B, C, I and T shares are paid by the fund. These transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the period ended June 30, 2008 were $15,550.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Founders affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended June 30, 2008, the fund was charged $7,906 for these services. These fees were at least partially offset by earnings credits pursuant to the cash management agreement.

The fund also compensates Mellon Bank N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Founders affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended

June 30, 2008, the fund was charged $5,186 for these services. These fees were at least partially offset by earnings credits pursuant to the cash management agreement.

The fund compensates Mellon Bank under a custody agreement for providing custodial services for the fund. During the period ended June 30, 2008, the fund was charged $11,856 for these services. These fees were partially offset by earnings credits pursuant to the custody agreement.

The fund has agreed to compensate Dreyfus for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of .06% of the average daily net assets of the fund on the first $500 million, .04% of the average daily net assets of the fund on the next $500 million and .02% of the average daily net assets of the fund in excess of $1 billion, plus reasonable out-of pocket expenses. Dreyfus has contractually agreed in writing to waive any fees received for these services to the extent they exceed its costs in providing the services and a reasonable allocation of Founders' costs related to the support and oversight of these services. During the period ended June 30, 2008, Dreyfus waived $2,187.

The components of "Due to Founders Asset Management LLC and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $162,096, custodian fees $4,236, Rule 12b-1 distribution plan fees $14,734, shareholder services plan fees $70,028, transfer agency per account fees $4,833 and accounting fees $9,726.

(d) Annual retainer fees and attendance fee for the Company's Board of Directors are allocated to each series of the Company based on net assets. During the period ended June 30, 2008, the fund paid $25,560 in directors' fees. The Company's Board of Directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Company's series. The amount paid to the director under the plan will be determined based upon the performance of the selected series. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation in the Statement of Assets and Liabilities. Increases in the market value of the deferred compensation accounts are added to the directors fees and expenses paid by the fund in the directors fees and expenses in the Statement of Operations, and decreases in the market value of the accounts are subtracted from such fees. During the period ended June 30, 2008, depreciation in the value of the accounts totaled $9,184. This depreciation also is included in the net unrealized appreciation (depreciation) on investments in the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the fund.

Certain officers of the Company are also officers and/or directors of Founders or its affiliates, which pay their compensation. The affairs of the fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's Board of Directors.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2008, amounted to $213,814,230 and $236,576,452, respectively.

At June 30, 2008, accumulated net unrealized appreciation on investments was $1,086,589, consisting of $14,096,688 gross unrealized appreciation and $13,010,099 gross unrealized depreciation.

At June 30, 2008, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative

instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, the services previously provided to the fund by Mellon Bank are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

NOTES

For More Information

Dreyfus Founders Discovery Fund

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: FDIDX	Class B: FDIEX	Class C: FDICX
	Class F: FDISX	Class I: FDIRX	Class T: FDITX

Telephone Call your financial representative or:

Class F shareholders:	1-800-645-6561
All other share classes:	1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the most recent 12-month period ended June 30 is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

0182SA0608

Dreyfus Founders
Equity Growth Fund

SEMIANNUAL REPORT June 30, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund.

Contents



A LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Founders Equity Growth Fund, covering the six-month period from January 1, 2008, through June 30, 2008.

The U.S. equity markets remained turbulent over the first half of 2008 and ended with June posting one of the worst monthly performance slumps on record. A continuously weakening U.S. housing market, surging inflation, devaluation of the U.S. dollar and lingering credit concerns continued to dampen investor sentiment. Of the ten economic sectors represented by the S&P 500® Composite Stock Index, only two — energy and materials — posted positive absolute returns for the reporting period. The financials sector was the hardest hit industry group, primarily due to massive sub-prime related losses among global financial institutions.

While the U.S and global economy clearly has slowed, the news is not all bad. We have seen signs of more orderly deleveraging among financial institutions, and it appears that most of the damage caused by last year's sub-prime fiasco has been exposed and, to an extent, ameliorated. Moreover, the global upsurge in inflation should persist longer in fast-growing emerging markets than in more developed countries. These factors support our view that many areas of the stock market may have been punished too severely in the downturn, creating potential long-term opportunities for patient investors. As always, your financial advisor can help you identify suitable investments that may be right for you and your long-term investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

J. David Officer
Chairman, President and Chief Executive Officer
Founders Asset Management LLC
July 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2008, through June 30, 2008, as provided by John B. Jares, CFA, Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended June 30, 2008, Dreyfus Founders Equity Growth Fund's Class A shares produced a total return of –11.17%, Class B returned –11.57%, Class C returned –11.55%, Class F returned –11.19%, Class I returned –10.99% and Class T returned –11.92%.[1] In comparison, the Russell 1000 Growth Index produced a total return of –9.06% over the same period.[2]

A weak economic environment saddled by a fixed-income credit crisis, soaring food and energy costs, mounting job losses and softer consumer spending weighed heavily on the equity markets over the first half of 2008. In this challenging environment, the fund lagged its benchmark, primarily due to disappointing stock selections in the information technology and energy sectors.

The Fund's Investment Approach

To pursue the fund's goal of long-term growth of capital and income, we invest primarily in the common stocks of large, well-established companies with records of profitability, dividend payments and a reputation for high-quality management, products and services. Using a "bottom-up" approach, we focus on individual stock selection instead of broad economic or industry trends. We look mainly for companies whose fundamental strengths suggest the potential to provide superior earnings growth over time. The fund may also invest in non-dividend-paying companies, and it may invest up to 30% of its total assets in foreign securities.

Weakened Economy Stunted Stock Market Returns

Heightened uncertainty pervaded the equity markets over the first six months of the year as a credit crisis continued to cause massive losses among banks, difficult liquidity conditions persisted in fixed-income markets and overall business activity slowed. Sluggish consumer spending, record high food and energy prices, and six consecutive months of job losses also undermined investor sentiment. Despite aggressive efforts by the federal government and the Federal Reserve Board to stimulate the economy and inject liquidity into the banking system, economic and credit conditions remained weak.

Stock Selection and Allocations Hampered Performance

In this challenging environment, our stock selection and sector allocation strategies proved to be relatively ineffective, particularly in the information technology sector. In addition to criticism surrounding its new operating system software, Microsoft felt pressure due to its failed bid for Internet portal Yahoo! Search-engine giant Google's stock rally in the latter half of the reporting period was not enough to offset the steep decline it suffered earlier in the year. Electronic Arts' share price dropped due to concerns regarding slower consumer activity, and a wide variance in the gaming software company's earnings guidance raised questions about its ability to reach long-term financial targets.

Within the energy sector, energy-services provider Halliburton saw its stock price climb as oil-and-gas exploration and production activity increased along with commodity prices. Ultra Petroleum also fared well when the natural gas firm increased distribution access and established more competitive prices for its products. However, these strong contributions were not enough to offset the negative effects of the fund's underweighted allocation to this high-flying sector, as well as its exposure to weaker-performing diversified oil conglomerates such as Exxon Mobil and Sunoco. Sunoco was sold during the reporting period.

A taxing economic environment plagued the consumer discretionary sector, and the fund's relatively heavy exposure to this sector hurt performance. Despite positive sales and earnings growth over the reporting period, electronics retailer Best Buy was undermined by general concerns regarding weak consumer spending. Grocery chain Whole Foods Market, which we sold during the reporting period, suffered due to sluggish sales and a slower-than-anticipated integration of a recent acquisition.

However, our strategies in some market sectors boosted the fund's performance despite the reporting period's investing obstacles. Relatively light exposure to pharmaceutical giants Pfizer, which we sold during the reporting period, and Merck & Co. boosted the fund's relative results.

Conversely, biopharmaceutical company Gilead Sciences contributed positively to performance after increasing its market share, and drug developer Wyeth saw its stock price rise after releasing positive data from clinical trials for a treatment for Alzheimer's disease.

An underweighted position and strong selections among industrial stocks also proved advantageous. Industry leader Waste Management performed well after a recent restructuring increased the waste service provider's profit by volume, and industry consolidation provided firmer pricing. Other notably positive contributors to performance included mass merchandiser Wal-Mart Stores, which benefited from improved sales trends as cash-strapped consumers flocked to cheaper goods, and fertilizer company Potash Corporation of Saskatchewan, whose share price rose because of increased demand and positive pricing power.

Attractive Valuations for Battered Stocks

Despite the currently bleak economic climate, we have remained cautiously optimistic that the credit, housing and consumer markets may soon improve. Consequently, as of mid-year, the fund held an overweighted position in the consumer discretionary and financials areas, where battered stocks became available at historically attractive valuations. Regardless of the market's behavior over the near term, we intend to continue to search for what we believe are attractive opportunities for long-term growth.

July 15, 2008

---

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. The return figure provided for the fund's Class I shares reflects the absorption of certain fund expenses by Founders pursuant to an agreement that will terminate on August 31, 2008. Had these expenses not been absorbed, Class I share returns would have been lower.*

[2] *SOURCE: LIPPER INC. — The Russell 1000 Growth Index is a widely accepted, unmanaged large-cap index that measures the performance of those Russell 1000 Index companies with higher price-to-book ratios and higher forecasted growth values. The total return figure cited for this index assumes change in security prices and reinvestment of dividends, but does not reflect the costs of managing a mutual fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Founders Equity Growth Fund from January 1, 2008 to June 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses. To estimate the expenses you paid on your account over this period, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the results by the number in the Expenses paid per $1,000 line for the class of shares you own.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2008

	Class A	Class B	Class C	Class F	Class I	Class T
Expenses paid per $1,000†	$ 5.77	$ 9.60	$ 9.18	$ 4.60	$ 3.67	$ 13.14
Ending value (after expenses)	$888.30	$884.30	$884.50	$888.10	$890.10	$880.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2008

	Class A	Class B	Class C	Class F	Class I	Class T
Expenses paid per $1,000†	$ 6.17	$ 10.27	$ 9.82	$ 4.92	$ 3.92	$ 14.05
Ending value (after expenses)	$1,018.75	$1,014.67	$1,015.12	$1,019.90	$1,020.98	$1,010.89

† *Expenses are equal to the fund's annualized expense ratio of 1.23% for Class A shares, 2.05% for Class B shares, 1.96% for Class C shares, .98% for Class F shares, .78% for Class I shares and 2.81% for Class T shares; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2008 (Unaudited)

Common Stocks—96.7%	Shares	Value ($)
Advertising—1.1%		
Omnicom Group	110,386	**4,954,124**
Aerospace & Defense—1.0%		
Boeing	46,874	3,080,559
Precision Castparts	16,728	1,612,077
		4,692,636
Air Freight & Logistics—.6%		
FedEx	37,777	**2,976,450**
Apparel Retail—2.1%		
Gap	325,257	5,422,034
Limited Brands	265,441	4,472,681
		9,894,715
Application Software—.4%		
Autodesk	49,180 [a]	**1,662,776**
Asset Management & Custody Banks—1.0%		
Janus Capital Group	175,750	**4,652,103**
Biotechnology—1.8%		
Gilead Sciences	152,780 [a]	**8,089,701**
Broadcasting & Cable TV—.7%		
Discovery Holding, Cl. A	143,724 [a]	**3,156,179**
Communications Equipment—2.9%		
Cisco Systems	385,095 [a]	8,957,310
QUALCOMM	99,648	4,421,382
		13,378,692
Computer & Electronics Retail—1.9%		
Best Buy	107,236	4,246,545
GameStop, Cl. A	105,999 [a]	4,282,360
		8,528,905
Computer Hardware—3.2%		
Apple	88,675 [a]	**14,847,742**
Computer Storage & Peripherals—1.3%		
EMC	394,773 [a]	**5,799,215**
Construction & Farm Machinery & Heavy Trucks—.5%		
Deere & Co.	30,511	**2,200,758**
Data Processing & Outsourced Services—.2%		
Visa, Cl. A	13,670	**1,111,508**

Common Stocks (continued)	Shares	Value ($)
Department Stores–.8%		
Nordstrom	113,295	**3,432,839**
Diversified Metals & Mining–1.3%		
Freeport-McMoRan Copper & Gold	49,101	**5,754,146**
Education Services–1.3%		
DeVry	109,325	**5,862,007**
Electrical Components & Equipment–.3%		
Energy Conversion Devices	17,437 [a]	**1,284,061**
Electronic Equipment Manufacturers–2.4%		
Agilent Technologies	309,482 [a]	**10,998,990**
Environmental & Facilities Services–2.0%		
Waste Management	242,280	**9,136,379**
Fertilizers & Agricultural Chemicals–1.6%		
Monsanto	38,669	4,889,308
Potash of Saskatchewan	10,937	2,499,870
		7,389,178
General Merchandise Stores–1.1%		
Family Dollar Stores	251,238	**5,009,686**
Health Care Equipment–.8%		
Covidien	76,241	**3,651,181**
Health Care Services–1.0%		
Laboratory Corp. of America Holdings	68,284 [a]	**4,754,615**
Home Entertainment Software–1.7%		
Electronic Arts	180,014 [a]	**7,998,022**
Home Improvement Retail–.9%		
Home Depot	183,188	**4,290,263**
Household Products–.9%		
Procter & Gamble	68,703	**4,177,829**
Hypermarkets & Super Centers–2.6%		
Wal-Mart Stores	215,048	**12,085,698**
Industrial Machinery–2.3%		
Dover	139,689	6,756,757
Flowserve	27,059	3,698,965
		10,455,722
Integrated Oil & Gas–4.6%		
Chevron	64,253	6,369,400
Exxon Mobil	169,058	14,899,082
		21,268,482

Common Stocks (continued)	Shares	Value ($)
Integrated Telecommunication Services–1.6%		
Verizon Communications	210,468	**7,450,567**
Internet Retail–1.9%		
Amazon.com	43,904 [a]	3,219,480
eBay	85,841 [a]	2,346,035
Expedia	167,237 [a]	3,073,816
		8,639,331
Internet Software & Services–4.1%		
Akamai Technologies	216,952 [a]	7,547,760
Google, Cl. A	21,542 [a]	11,340,140
		18,887,900
Investment Banking & Brokerage–2.5%		
Charles Schwab	454,275	9,330,809
Goldman Sachs Group	12,686	2,218,781
		11,549,590
Life & Health Insurance–1.7%		
Unum Group	371,429	**7,595,723**
Life Sciences Tools & Services–4.4%		
Pharmaceutical Product Development	248,673	10,668,072
Thermo Fisher Scientific	167,859 [a]	9,354,782
		20,022,854
Movies & Entertainment–.8%		
Walt Disney	120,593	**3,762,502**
Multi-Line Insurance–1.4%		
Assurant	96,676	**6,376,749**
Oil & Gas Drilling–1.6%		
Nabors Industries	104,510 [a]	5,145,027
Transocean	15,692 [a]	2,391,304
		7,536,331
Oil & Gas Equipment & Services–2.6%		
Halliburton	178,728	9,485,095
Schlumberger	23,958	2,573,808
		12,058,903
Oil & Gas Exploration & Production–1.2%		
Ultra Petroleum	58,515 [a]	**5,746,173**
Other Diversified Financial Services–.8%		
JPMorgan Chase & Co.	112,315	**3,853,528**

Common Stocks (continued)	Shares	Value ($)
Packaged Foods & Meats−2.2%		
Dean Foods	195,956 a	3,844,657
Kraft Foods, Cl. A	216,610	6,162,555
		10,007,212
Personal Products−2.3%		
Avon Products	175,668	6,327,561
Estee Lauder, Cl. A	96,080	4,462,916
		10,790,477
Pharmaceuticals−4.3%		
Allergan	96,037	4,998,726
Johnson & Johnson	64,660	4,160,224
Merck & Co.	119,273	4,495,399
Wyeth	127,040	6,092,838
		19,747,187
Railroads−.9%		
Union Pacific	56,954	**4,300,027**
Restaurants−.5%		
Starbucks	142,515 a	**2,243,186**
Semiconductor Equipment−3.4%		
KLA-Tencor	75,167	3,060,049
MEMC Electronic Materials	202,913 a	12,487,266
		15,547,315
Semiconductors−4.8%		
Altera	256,472	5,308,970
Intel	388,702	8,349,319
Marvell Technology Group	236,232 a	4,171,857
NVIDIA	222,057 a	4,156,907
		21,987,053
Steel−.9%		
Allegheny Technologies	70,906	**4,203,307**
Systems Software−7.2%		
Adobe Systems	116,796 a	4,600,594
CA	106,659	2,462,756
Microsoft	749,561	20,620,423
Oracle	258,703 a	5,432,763
		33,116,536

Common Stocks (continued)	Shares	Value ($)
Tobacco–1.3%		
Philip Morris International	122,137	**6,032,346**
Total Common Stocks		
(cost $430,710,580)		**444,949,399**

Exchange Traded Funds–1.4%		
iShares Russell 1000 Growth Index Fund	37,666	2,080,670
Standard & Poor's Depository		
Receipts (Tr. Ser. 1)	35,762	4,576,821
Total Exchange Traded Funds		
(cost $6,918,970)		**6,657,491**

Other Investment–1.2%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $5,315,000)	5,315,000 [b]	**5,315,000**

Total Investments (cost $442,944,550)	**99.3%**	**456,921,890**
Cash and Receivables (Net)	**.7%**	**3,329,038**
Net Assets	**100.0%**	**460,250,928**

[a] *Non-income producing security.*
[b] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value ()		Value ()
Information Technology	31.9	Industrials	7.3
Consumer Discretionary	13.0	Materials	3.8
Health Care	12.2	Telecommunication Services	1.6
Energy	10.1	Exchange Traded Funds	1.4
Consumer Staples	9.4	Cash & Equivalents	1.9
Financials	7.4		**100.0**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	437,629,550	451,606,890
Affiliated issuers	5,315,000	5,315,000
Cash		113,810
Receivable for investment securities sold		8,132,630
Dividends and interest receivable		349,118
Receivable for shares of Common Stock subscribed		64,478
Prepaid expenses		89,850
Other assets		85,474
		465,757,250
Liabilities ($):		
Due to Founders Asset Management LLC and affiliates–Note 3(c)		465,751
Payable for investment securities purchased		4,136,527
Payable for shares of Common Stock redeemed		351,492
Directors' deferred compensation		85,474
Accrued expenses		467,078
		5,506,322
Net Assets ($)		**460,250,928**
Composition of Net Assets ($):		
Paid-in capital		1,151,695,270
Accumulated undistributed investment income–net		236,259
Accumulated net realized gain (loss) on investments		(705,651,678)
Accumulated net unrealized appreciation (depreciation) on investments		13,971,077
Net Assets ($)		**460,250,928**

Net Asset Value Per Share

	Class A	Class B	Class C	Class F	Class I	Class T
Net Assets ($)	254,699,323	1,175,529	6,267,545	195,852,434	2,194,587	61,510
Shares Outstanding	46,687,228	226,148	1,222,524	34,882,480	393,027	12,059
Net Asset Value Per Share ($)	**5.46**	**5.20**	**5.13**	**5.61**	**5.58**	**5.10**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Dividends (net of $3,042 foreign taxes withheld at source):	
Unaffiliated issuers	2,989,279
Affiliated issuers	98,114
Total Income	**3,087,393**
Expenses:	
Investment advisory fee—Note 3(a)	1,533,200
Shareholder servicing costs—Note 3(c)	654,846
Prospectus and shareholders' reports	183,100
Accounting fees—Note 3(c)	146,956
Professional fees	95,988
Distribution fees—Note 3(b)	95,890
Directors' fees and expenses—Note 3(d)	57,257
Registration fees	37,776
Custodian fees—Note 3(c)	7,570
Loan commitment fees—Note 2	6,184
Miscellaneous	19,179
Total Expenses	**2,837,946**
Less—reimbursed/waived expenses—Note 3(a)	(1,203)
Less—reduction in fees due to earnings credits—Note 1(c)	(24,033)
Less—reduction in accounting fees—Note 3(c)	(34,210)
Net Expenses	**2,778,500**
Investment Income—Net	**308,893**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	(13,262,065)
Net unrealized appreciation (depreciation) on investments	(48,688,132)
Net Realized and Unrealized Gain (Loss) on Investments	**(61,950,197)**
Net (Decrease) in Net Assets Resulting from Operations	**(61,641,304)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007[a]
Operations ($):		
Investment income–net	308,893	1,374,292
Net realized gain (loss) on investments	(13,262,065)	25,187,025
Net unrealized appreciation (depreciation) on investments	(48,688,132)	34,892,854
Net Increase (Decrease) in Net Assets Resulting from Operations	**(61,641,304)**	**61,454,171**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A Shares	(148,354)	(878,882)
Class F Shares	(107,116)	(620,830)
Class I Shares	(406)	(17,203)
Total Dividends	**(255,876)**	**(1,516,915)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	8,571,567	7,855,890
Class B Shares	18,503	762,769
Class C Shares	173,561	3,832,820
Class F Shares	2,981,355	33,401,508
Class I Shares	313,930	2,016,371
Class T Shares	36,066	18,827
Net assets received in connection with reorganization–Note 1	–	321,813,313
Dividends reinvested:		
Class A Shares	142,126	842,144
Class F Shares	95,075	550,314
Class I Shares	406	17,203
Cost of shares redeemed:		
Class A Shares	(36,879,591)	(53,185,837)
Class B Shares	(506,515)	(1,998,605)
Class C Shares	(1,584,261)	(696,980)
Class F Shares	(12,738,546)	(40,033,176)
Class I Shares	(1,211,725)	(2,141,429)
Class T Shares	(37,240)	(33,690)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(40,625,289)**	**273,021,442**
Total Increase (Decrease) in Net Assets	**(102,522,469)**	**332,958,698**
Net Assets ($):		
Beginning of Period	562,773,397	229,814,699
End of Period	**460,250,928**	**562,773,397**
Undistributed investment income–net	236,259	183,242

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	1,527,368	6,364,436
Shares issued in connection with reorganization−Note 1	–	53,224,886
Shares issued for dividends reinvested	26,523	135,176
Shares redeemed	(6,543,289)	(8,817,166)
Net Increase (Decrease) in Shares Outstanding	**(4,989,398)**	**50,907,332**
Class B[b]		
Shares sold	3,313	44,281
Shares issued in connection with reorganization−Note 1	–	214,494
Shares redeemed	(92,587)	(133,263)
Net Increase (Decrease) in Shares Outstanding	**(89,274)**	**125,512**
Class C		
Shares sold	31,874	692,752
Shares issued in connection with reorganization−Note 1	–	225,549
Shares redeemed	(298,009)	(124,071)
Net Increase (Decrease) in Shares Outstanding	**(266,135)**	**794,230**
Class F		
Shares sold	515,096	5,386,838
Shares issued for dividends reinvested	17,258	85,998
Shares redeemed	(2,203,933)	(6,521,388)
Net Increase (Decrease) in Shares Outstanding	**(1,671,579)**	**(1,048,552)**
Class I		
Shares sold	54,146	364,633
Shares issued in connection with reorganization−Note 1	–	505,107
Shares issued for dividends reinvested	74	2,709
Shares redeemed	(208,426)	(341,865)
Net Increase (Decrease) in Shares Outstanding	**(154,206)**	**530,584**
Class T		
Shares sold	6,704	4,200
Shares issued in connection with reorganization−Note 1	–	11,934
Shares redeemed	(7,253)	(5,765)
Net Increase (Decrease) in Shares Outstanding	**(549)**	**10,369**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

[b] *During the period ended June 30, 2008, 45,146 Class B shares representing $245,449 were automatically converted to 43,121 Class A shares and during the period ended December 31, 2007, 87,792 Class B shares representing $504,513 were automatically converted to 84,111 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	6.15	5.72	5.07	4.86	4.49	3.44
Investment Operations:						
Investment income (loss)−net	.00[a,b]	.01[a]	.00[a,b]	(.00)[b]	.02	.03
Net realized and unrealized gain (loss) on investments	(.69)	.44	.66	.22	.36	1.02
Total from Investment Operations	(.69)	.45	.66	.22	.38	1.05
Distributions:						
Dividends from investment income−net	(.00)[b]	(.02)	(.01)	(.01)	(.01)	−
Net asset value, end of period	5.46	6.15	5.72	5.07	4.86	4.49
Total Return (%)[c]	(11.17)[d]	7.81	13.02	4.46	8.54	30.52
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.25[e]	1.19	1.34	1.35	1.26	1.49
Ratio of net expenses to average net assets	1.23[e]	1.19[f]	1.34[f]	1.33	1.25	1.48
Ratio of net investment income (loss) to average net assets	.03[e]	.14	.00[g]	(.09)	.38	(.25)
Portfolio Turnover Rate	59[d]	68	110	126	115	123
Net Assets, end of period ($ x 1,000)	254,699	317,753	4,399	1,266	1,180	935

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
[f] *Expense waivers and/or reimbursements amounted to less than .01%.*
[g] *Amount represents less than .01%.*
See notes to financial statements.

Class B Shares	Six Months Ended June 30, 2008 (Unaudited)	2007	2006	2005	2004	2003
			Year Ended December 31,			
Per Share Data ($):						
Net asset value, beginning of period	5.88	5.51	4.91	4.74	4.40	3.40
Investment Operations:						
Investment (loss)–net	(.02)a	(.04)a	(.05)a	(.04)a	(.00)b	(.01)
Net realized and unrealized gain (loss) on investments	(.66)	.41	.65	.21	.34	1.01
Total from Investment Operations	(.68)	.37	.60	.17	.34	1.00
Net asset value, end of period	5.20	5.88	5.51	4.91	4.74	4.40
Total Return (%)c	(11.57)d	6.72	12.22	3.59	7.73	29.41
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.07e	2.24	2.21	2.19	2.01	2.30
Ratio of net expenses to average net assets	2.05e	2.24f	2.21f	2.18	2.00	2.30
Ratio of net investment (loss) to average net assets	(.79)e	(.76)	(.93)	(.97)	(.34)	(1.08)
Portfolio Turnover Rate	59d	68	110	126	115	123
Net Assets, end of period ($ x 1,000)	1,176	1,855	1,046	1,453	2,110	1,709

a   *Based on average shares outstanding at each month end.*

b   *Amount represents less than $.01 per share.*

c   *Exclusive of sales charge.*

d   *Not annualized.*

e   *Annualized.*

f   *Expense waivers and/or reimbursements amounted to less than .01%.*

See notes to financial statements.

Class C Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	5.80	5.41	4.82	4.66	4.32	3.34
Investment Operations:						
Investment income (loss)—net	(.02)[a]	(.03)[a]	(.03)[a]	(.03)[a]	.04	.04
Net realized and unrealized gain (loss) on investments	(.65)	.42	.62	.20	.30	.94
Total from Investment Operations	(.67)	.39	.59	.17	.34	.98
Distributions:						
Dividends from investment income—net	–	–	–	(.01)	–	–
Net asset value, end of period	5.13	5.80	5.41	4.82	4.66	4.32
Total Return (%)[b]	(11.55)[c]	7.21	12.24	3.68	7.87	29.34
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.98[d]	1.97	2.01	1.98	1.99	2.29
Ratio of net expenses to average net assets	1.96[d]	1.97[e]	2.01[e]	1.96	1.99	2.28
Ratio of net investment (loss) to average net assets	(.70)[d]	(.45)	(.69)	(.72)	(.24)	(1.04)
Portfolio Turnover Rate	59[c]	68	110	126	115	123
Net Assets, end of period ($ x 1,000)	6,268	8,628	3,759	2,012	571	357

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
[e] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

Class F Shares	Six Months Ended June 30, 2008 (Unaudited)	2007	2006	2005	2004	2003
			Year Ended December 31,			
Per Share Data ($):						
Net asset value, beginning of period	6.32	5.86	5.18	4.96	4.57	3.50
Investment Operations:						
Investment income−net	.01[a]	.03[a]	.01[a]	.00[b]	.02	.00[b]
Net realized and unrealized gain (loss) on investments	(.72)	.45	.68	.23	.39	1.07
Total from Investment Operations	(.71)	.48	.69	.23	.41	1.07
Distributions:						
Dividends from investment income−net	(.00)[b]	(.02)	(.01)	(.01)	(.02)	(.00)[b]
Net asset value, end of period	5.61	6.32	5.86	5.18	4.96	4.57
Total Return (%)	(11.19)[c]	8.14	13.25	4.64	8.97	30.67
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.00[d]	1.04	1.10	1.13	1.06	1.13
Ratio of net expenses to average net assets	.98[d]	1.04[e]	1.10[e]	1.12	1.06	1.13
Ratio of net investment income to average net assets	.28[d]	.54	.20	.11	.56	.06
Portfolio Turnover Rate	59[c]	68	110	126	115	123
Net Assets, end of period ($ x 1,000)	195,852	231,030	220,502	215,556	233,410	233,333

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Not annualized.
[d] Annualized.
[e] Expense waivers and/or reimbursements amounted to less than .01%.
See notes to financial statements.

Class I Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007[a]	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	6.28	5.82	5.13	4.91	4.53	3.47
Investment Operations:						
Investment income—net	.01[b]	.03[b]	.01[b]	.01	.03	.06
Net realized and unrealized gain (loss) on investments	(.71)	.45	.69	.22	.37	1.00
Total from Investment Operations	(.70)	.48	.70	.23	.40	1.06
Distributions:						
Dividends from investment income—net	(.00)[c]	(.02)	(.01)	(.01)	(.02)	–
Net asset value, end of period	5.58	6.28	5.82	5.13	4.91	4.53
Total Return (%)	(10.99)[d]	8.09	13.55	4.78	8.88	30.55
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.90[e]	1.09	1.04	1.10	1.00	1.35
Ratio of net expenses to average net assets	.78[e]	.96	1.04[f]	1.09	1.00	1.35
Ratio of net investment income (loss) to average net assets	.49[e]	.48	.21	.15	.54	(.12)
Portfolio Turnover Rate	59[d]	68	110	126	115	123
Net Assets, end of period ($ x 1,000)	2,195	3,434	97	270	247	211

a *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
b *Based on average shares outstanding at each month end.*
c *Amount represents less than $.01 per share.*
d *Not annualized.*
e *Annualized.*
f *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

	Six Months Ended June 30, 2008	Year Ended December 31,				
Class T Shares	(Unaudited)	2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	5.79	5.45	4.85	4.72	4.38	3.39
Investment Operations:						
Investment (loss)−net	(.04)[a]	(.06)[a]	(.03)[a]	(.05)[a]	(.01)	(.23)
Net realized and unrealized gain (loss) on investments	(.65)	.40	.63	.18	.25	1.22
Total from Investment Operations	(.69)	.34	.60	.13	.24	.99
Payment by Service Provider	–	–	–	–	.10[b]	–
Net asset value, end of period	5.10	5.79	5.45	4.85	4.72	4.38
Total Return (%)[c]	(11.92)[d]	6.24	12.37	2.75	7.76	29.20
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.83[e]	2.64	2.46	2.59	1.90	2.27
Ratio of net expenses to average net assets	2.81[e]	2.47	1.82	2.15	1.90	2.26
Ratio of net investment (loss) to average net assets	(1.52)[e]	(1.06)	(.48)	(.98)	(.29)	(1.11)
Portfolio Turnover Rate	59[d]	68	110	126	115	123
Net Assets, end of period ($ x 1,000)	62	73	12	8	32	30

[a] Based on average shares outstanding at each month end.
[b] A service provider reimbursed the fund's Class T shares for losses resulting from certain sharerholder adjustments which othwise would have reduced total return by 2.28%.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Founders Equity Growth Fund (the "fund") is a separate diversified series of Dreyfus Founders Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering five series, including the fund. The fund's investment objective is to seek long-term growth of capital and income. Founders Asset Management LLC ("Founders") serves as the fund's investment adviser. Founders is an indirect, wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon").

As of the close of business on August 10, 2007, pursuant to an Agreement and Plan of Reorganization previously approved by the Dreyfus Founders Growth Fund's shareholders, all of the assets, subject to the liabilities, of Dreyfus Founders Growth Fund (the "Growth Fund"), another series of the Company, were transferred to the fund in exchange for shares of common stock of the fund of equal value. Shareholders of Class A, Class B, Class C, Class I and Class T shares of Growth Fund received Class A, Class B, Class C, Class I and Class T shares of the fund, respectively, in each case in an equal amount to the aggregate net asset value of their investment in Growth Fund at the time of the exchange. Shareholders of Class F of Growth Fund received Class A shares of the fund in an equal amount to the aggregate net asset value of their investment in Growth Fund at the time of exchange. The net asset value of the fund's shares on the close of business August 10, 2007, after the reorganization was $5.94 for Class A, $5.69 for Class B, $5.60 for Class C, $6.06 for Class I and $5.61 for Class T shares, and a total of 53,224,886 Class A shares, 214,494 Class B shares, 225,549 Class C shares, 505,107 Class I shares and 11,934 Class T shares, representing net assets of $321,813,313 (including $31,012,525 net unrealized appreciation on investments) were issued to Growth Fund shareholders in the exchange. The exchange was a tax-free event to Growth Fund shareholders.

MBSC Securities Corporation (the "Distributor"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus"), an affiliate of Founders, is the distributor of the fund's shares. The fund is authorized to issue up to 2.25 billion shares of Common Stock, par value $ .01 per share, in the following classes of shares: Class A, Class B, Class C, Class F, Class I and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, although the shares may be purchased at net asset value ("NAV") without a sales charge by certain categories of investors. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class F and Class I shares are sold at NAV per share. Class F shares are sold only to Class F grandfathered investors, and Class I shares are sold only to eligible institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class. Income and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Each class of the fund bears expenses incurred specifically on its behalf and, in addition, each class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the class. The type of expense determines the allocation method.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on NASDAQ, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. New York closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's Board of Directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market.

Registered open-end investment companies that are not traded on an exchange are valued at their NAV.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's Board of Directors or pursuant to procedures approved by the Board of Directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the fund calculates its NAV, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using calculations based on indexes of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the fund's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.
Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).
Level 3—significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of June 30, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments ($)[†]
Level 1–Quoted Prices	456,921,890	0
Level 2–Other Significant Observable Inputs	0	0
Level 3–Significant Unobservable Inputs	0	0
Total	**456,921,890**	**0**

[†] *Other financial instruments include derivative instruments such as futures, forward currency exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.*

(b) Foreign Securities and Currency Transactions: The fund may invest at least a portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the fund executes a foreign security transaction, the fund may enter into a foreign currency contract to settle the foreign security transaction. The fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

The accounting records of the fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized appreciation (depreciation) from investments and foreign currency translations in the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by Founders or its affiliates are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: No provision has been made for federal income taxes since it is the policy of the fund to continue to comply with the requirements of Subchapter M of the Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The fund is treated as a separate tax entity for federal income tax purposes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended June 30, 2008.

As of and during the period ended June 30, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the three-year period ended December 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $690,184,176 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, $427,430,092 of the carryover expires in fiscal 2008, $212,670,448 expires in fiscal 2009 and $50,083,636 expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2007 was as follows: ordinary income $1,516,915. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. The borrowings by each series of the Company are limited to the lesser of (a) $25 million, or (b) the lesser of 25% of the series' total net assets or the maximum amount which the series is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $25 million cap on the total LOC. Each series agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. During the period ended June 30, 2008, the fund did not borrow under the LOC.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) In accordance with an investment advisory agreement between the Company and Founders, the fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the fund's net assets. The fee is .65% of the first $250 million of net assets, .60% of the next $250 million of net assets, .55% of the next $250 million of net assets and .50% of net assets in excess of $750 million.

Founders agreed to limit the total annual fund operating expenses of the fund's Class I Shares to .97% of the Class I average daily net assets. This commitment will extend through August 31, 2008, at which time it will terminate. The reduction amounted to $1,203 during the period ended June 30, 2008.

During the period ended June 30, 2008, the Distributor retained $196 from commissions earned on sales of the fund's Class A shares, and $833 and $856 from CDSCs on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under a Distribution Plan (the "Class B, C and T Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended June 30, 2008, Class B, Class C and Class T shares were charged $5,184, $27,366 and $70, respectively, pursuant to the Class B, C and T Plan.

The fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Act applicable to its Class F shares (the "Class F Plan"). Under the Class F Plan, the fund is authorized to reimburse the Distributor for expenses paid for distributing or servicing its Class F shares at an annual rate of up to .25% of the value of the average daily net assets of the fund's Class F shares. During the period ended June 30, 2008, Class F shares were charged $63,270 pursuant to the Class F Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended June 30, 2008, Class A, Class B, Class C and Class T shares were charged $342,762, $1,728, $9,122 and $70, respectively, pursuant to the Shareholder Services Plan.

The Company has a shareholder services agreement with the Distributor, whereby the fund has agreed to compensate the Distributor for providing certain shareholder servicing functions to holders of Class F shares. The fund paid the Distributor a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the period ended June 30, 2008, Class F shares were charged $57,904 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the fund's Class F shares are paid by the Distributor. The out-of-pocket charges from DTI are paid by the fund. During the period ended June 30, 2008, Class F shares were charged $813 for out-of-pocket transfer agent charges.

The fees charged by DTI with respect to the fund's Class A, Class B, Class C, Class I and Class T shares are paid by the fund. These transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the period ended June 30, 2008 were $92,572.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Founders affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended June 30, 2008, the fund was charged $18,601 for these services. These fees were at least partially offset by earnings credits pursuant to the cash management agreement.

The fund also compensates Mellon Bank N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Founders affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended June 30, 2008, the fund was charged $3,298 for these services. These fees were at least partially offset by earnings credits pursuant to the cash management agreement.

The fund compensates Mellon Bank under a custody agreement for providing custodial services for the fund. During the period ended June 30, 2008, the fund was charged $7,570 for these services. These fees were at least partially offset by earnings credits pursuant to the custody agreement.

The fund has agreed to compensate Dreyfus for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of .06% of the average daily net assets of the fund on the first $500 million, .04% of the average daily net assets of the fund on the next $500 million and .02% of the average daily net assets of the fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Dreyfus has contractually agreed in writing to waive any fees received for these services to the extent they exceed its costs in providing the services and a reasonable allocation of Founders' costs related to the support and oversight of these services. During the period ended June 30, 2008, Dreyfus waived $34,210.

The components of "Due to Founders Asset Management LLC and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $247,111, Rule 12b-1 distribution plan fees $14,155, shareholder services plan fees $149,235, custodian fees $1,281, transfer agency per account fees $32,330 and accounting fees $22,843, which are offset against an expense reimbursement for accounting fees in the amount of $1,204.

(d) Annual retainer fees and attendance fees for the Company's Board of Directors are allocated to each series of the Company based on net assets. During the period ended June 30, 2008, the fund paid $63,538 in directors' fees. The Company's Board of Directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Company's series. The amount paid to the director under the plan will be determined based upon the performance of the selected series. The current value of these amounts, if any, is included in Other Assets and Directors' Deferred Compensation in the Statement of Assets and Liabilities. Increases in the market value of the deferred compensation accounts are added to the directors fees and expenses paid by the fund in the directors fees and expenses in the Statement of Operations, and decreases in the market value of the accounts are subtracted from such fees. During the period ended June 30, 2008, depreciation in the value of the accounts totaled $6,263. This depreciation also is included in the net unrealized appreciation (depreciation) on investments in the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the fund.

Certain officers of the Company are also officers and/or directors of Founders or its affiliates, which pay their compensation. The affairs of the fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's Board of Directors.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2008, amounted to $290,345,257 and $338,299,228, respectively.

At June 30, 2008, accumulated net unrealized appreciation on investments was $13,977,340, consisting of $38,775,783 gross unrealized appreciation and $24,798,443 gross unrealized depreciation.

At June 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative

instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, the services previously provided to the fund by Mellon Bank are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

NOTES

For More Information

**Dreyfus Founders
Equity Growth Fund**

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: FRMAX   Class B: FRMEX   Class C: FRMDX

                     Class F: FRMUX   Class I: FRMRX   Class T: FRMVX

Telephone   Call your financial representative or:

         Class F shareholders: 1-800-645-6561

         All other share classes: 1-800-554-4611

Mail   Dreyfus Founders Funds, Inc.
      144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the most recent 12-month period ended June 30 is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Founders and Founders Funds are registered trademarks
of Founders Asset Management LLC.



© 2008 MBSC Securities Corporation

0275SA0608

Dreyfus Founders Mid-Cap Growth Fund

SEMIANNUAL REPORT June 30, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund.

Contents



A LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Founders Mid-Cap Growth Fund, covering the six-month period from January 1, 2008, through June 30, 2008.

The U.S. equity markets remained turbulent over the first half of 2008 and ended with June posting one of the worst monthly performance slumps on record. A continuously weakening U.S. housing market, surging inflation, devaluation of the U.S. dollar and lingering credit concerns continued to dampen investor sentiment. Of the ten economic sectors represented by the S&P 500® Composite Stock Index, only two — energy and materials — posted positive absolute returns for the reporting period. The financials sector was the hardest hit industry group, primarily due to massive sub-prime related losses among global financial institutions.

While the U.S and global economy clearly has slowed, the news is not all bad. We have seen signs of more orderly deleveraging among financial institutions, and it appears that most of the damage caused by last year's sub-prime fiasco has been exposed and, to an extent, ameliorated. Moreover, the global upsurge in inflation should persist longer in fast-growing emerging markets than in more developed countries. These factors support our view that many areas of the stock market may have been punished too severely in the downturn, creating potential long-term opportunities for patient investors. As always, your financial advisor can help you identify suitable investments that may be right for you and your long-term investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

J. David Officer
Chairman, President and Chief Executive Officer
Founders Asset Management LLC
July 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2008, through June 30, 2008, as provided by Joseph S. Chin, CFA, and John B. Jares, CFA, Portfolio Managers

Fund and Market Performance Overview

For the six-month period ended June 30, 2008, Dreyfus Founders Mid-Cap Growth Fund's Class A shares produced a total return of –8.92%, Class B returned –9.17%, Class C returned –9.26%, Class F returned –8.87%, Class I returned –8.76% and Class T returned –9.05%.[1] In comparison, the fund's benchmark, the Russell Midcap Growth Index, produced a total return of –6.81% for the same period.[2]

A persistent credit crisis, weak consumer spending and soaring food and energy costs contributed to substantially weak performance by mid-capitalization equity markets. This challenging investing environment also weighed heavily on the fund, which underperformed its benchmark, primarily due to poor security selections among industrials, health care and information technology stocks.

The Fund's Investment Approach

The fund seeks capital appreciation by emphasizing investments in the stocks of medium-size companies with favorable growth prospects. The fund also may invest in larger or smaller companies if, in our judgment, they represent better prospects for capital appreciation. We look for companies whose fundamental strengths suggest the potential for superior earnings growth over time. We go beyond Wall Street analysis and perform intensive qualitative and quantitative in-house research to determine whether companies meet our investment criteria.

Economic Instability Weighed on Market Performance

A tremendous amount of investor uncertainty plagued midcap stocks during the reporting period, as massive losses among banks, credit conditions and slowing overall business activity impaired returns. Mounting job losses, historically high food and energy prices, and sluggish consumer spending also constrained the fund's relative performance. Despite aggressive efforts by the federal government and the Federal Reserve Board to stimulate the economy and inject liquidity into the banking system, economic and credit conditions remained weak throughout the reporting period.

Our Stock Selection Strategy Impeded Performance

The relative ineffectiveness of our security selection strategy within the industrials sector provided the largest blow to performance. High oil costs, commercial airline cutbacks and fleet rationalization led to rising investor skepticism regarding the longevity of the aerospace industry's growth, negatively affecting components supplier B/E Aerospace. Foodservice equipment provider Middleby declined as concerns grew that slowing consumer spending might produce a general decline in the restaurant industry's expenditures on new equipment.

The health care sector presented challenges as uncertainty about the sustainability of large-cap pharmaceutical stocks' growth rates migrated to the midcap arena, devaluing the stocks of specialty pharmaceutical firms BioMarin Pharmaceutical and Alpharma. HMS Holdings' shares fell as the health care services firm faced increased competitive pressures in its core Medicaid business. Drug developer MDS Pharma Services also detracted from performance as its management team was unable to produce a turnaround in its lagging clinical resources unit. Both HMS Holdings and MDS Pharma Services were sold during the reporting period.

Weak returns from information technology stocks also impeded the fund's relative performance. Softness in the solar power industry weighed on solar-module manufacturer Cypress Semiconductor. High-end graphic chip producer NVIDIA suffered from increased competition, while MEMC Electronic Materials' share value decreased as one of the silicon wafer manufacturer's new production facilities was slow to come online.

We generally were pleased with the fund's performance in the energy sector, as a slightly overweighted allocation and favorable security selections resulted in better performance than the benchmark's energy component. The fund's largest contributors included energy exploration-and-production (E&P) companies Goodrich Petroleum and Chesapeake Energy, as previously uneconomical extractions of natural gas became a growth opportunity after commodity prices soared. Energy equipment and services companies Weatherford International and National Oilwell Varco also benefited as E&P capital expenditure budgets increased.

A conscious effort to avoid credit-sensitive stocks within the financials sector proved advantageous, as this impaired economic area lost substantial value during the reporting period. Specialty insurance firm Assurant was a relatively strong performer due to the company's lack of credit risk and the positive effects of increased foreclosure activity on its creditor-placed homeowner's insurance business. The utilities sector also fared relatively well, as natural gas-focused Questar saw its stock advance due to positive growth in its E&P arm and the rising value of its acreage on natural gas reservoirs.

Identifying Growth Stocks Against Backdrop of Uncertainty

We have continued to search for companies that exhibit strong growth characteristics at attractive valuations. Consequently, we have increased the fund's allocation to companies with a presence in international markets due to our conviction that such businesses may flourish despite the domestic economic downturn. We also increased the fund's allocation to resource-oriented industries, which we expect to benefit from positive supply-and-demand trends. Because we believe consumer spending is likely to remain challenged over the near term, we have sought to limit the fund's consumer discretionary holdings to businesses with company-specific growth opportunities, and we currently intend to continue to avoid most financials stocks in a market sector that has remained under intense pressure.

July 15, 2008

Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on fund performance.

Midsize companies carry additional risks because their earnings and revenues tend to be less predictable and their share prices more volatile than those of larger, more established companies. The shares of midsize companies tend to trade less frequently than those of larger, more established companies.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — The Russell Midcap Growth Index measures the performance of the 800 smallest companies in the Russell 1000 Index with higher price-to-book ratios and higher forecasted growth values. The total return figure cited for this index assumes change in security prices and reinvestment of dividends, but does not reflect the costs of managing a mutual fund. The Russell 1000 Index measures the performance of the largest 1,000 publicly traded U.S. companies.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Founders Mid-Cap Growth Fund from January 1, 2008 to June 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses. To estimate the expenses you paid on your account over this period, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the results by the number in the Expenses paid per $1,000 line for the class of shares you own.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2008

	Class A	Class B	Class C	Class F	Class I	Class T
Expenses paid per $1,000†	$ 6.70	$ 10.44	$ 10.24	$ 5.70	$ 5.47	$ 9.21
Ending value (after expenses)	$910.80	$908.30	$907.40	$911.30	$912.40	$909.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2008

	Class A	Class B	Class C	Class F	Class I	Class T
Expenses paid per $1,000†	$ 7.07	$ 11.02	$ 10.82	$ 6.02	$ 5.77	$ 9.72
Ending value (after expenses)	$1,017.85	$1,013.92	$1,014.12	$1,018.90	$1,019.14	$1,015.22

† *Expenses are equal to the fund's annualized expense ratio of 1.41% for Class A shares, 2.20% for Class B shares, 2.16% for Class C shares, 1.20% for Class F shares, 1.15% for Class I shares and 1.94% for Class T shares; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

Common Stocks—97.6%	Shares		Value ($)
Aerospace & Defense—4.3%			
Alliant Techsystems	65,000	a	6,609,200
BE Aerospace	197,000	a	4,588,130
			11,197,330
Air Freight & Logistics—1.0%			
UTi Worldwide	132,000		**2,633,400**
Apparel, Accessories & Luxury Goods—4.4%			
Coach	126,000	a	3,638,880
Gildan Activewear	301,200	a	7,795,056
			11,433,936
Application Software—.8%			
Nuance Communications	139,000	a	**2,178,130**
Asset Management & Custody Banks—2.4%			
Janus Capital Group	234,000		**6,193,980**
Auto Parts & Equipment—1.1%			
BorgWarner	64,000		**2,840,320**
Automotive Retail—.9%			
Advance Auto Parts	58,000		**2,252,140**
Biotechnology—3.7%			
Alexion Pharmaceuticals	25,000	a	1,812,500
BioMarin Pharmaceutical	270,000	a	7,824,600
			9,637,100
Broadcasting & Cable TV—1.1%			
Discovery Holding, Cl. A	124,000	a	**2,723,040**
Coal & Consumable Fuels—1.0%			
Alpha Natural Resources	10,000	a	1,042,900
Arch Coal	22,000		1,650,660
			2,693,560
Commodity Chemicals—1.5%			
Celanese, Ser. A	83,000		**3,789,780**
Computer & Electronics Retail—1.8%			
GameStop, Cl. A	113,000	a	**4,565,200**
Construction & Engineering—1.7%			
Foster Wheeler	59,000	a	**4,315,850**
Construction & Farm Machinery & Heavy Trucks—2.9%			
AGCO	46,000	a	2,410,860
Cummins	52,000		3,407,040

Common Stocks (continued)	Shares	Value ($)
Construction & Farm Machinery &		
Heavy Trucks (continued)		
Manitowoc	52,000	1,691,560
		7,509,460
Data Processing &		
Outsourced Services–.9%		
NeuStar, Cl. A	108,000 [a]	**2,328,480**
Department Stores–.8%		
Kohl's	51,000 [a]	**2,042,040**
Diversified Metals & Mining–.5%		
Joy Global	16,000	**1,213,280**
Electrical Components & Equipment–2.0%		
Cooper Industries, Cl. A	52,000	2,054,000
GrafTech International	99,000 [a]	2,656,170
SunPower, Cl. A	7,000 [a]	503,860
		5,214,030
Electronic Equipment Manufacturers–.9%		
Dolby Laboratories, Cl. A	59,000 [a]	**2,377,700**
Electronic Manufacturing Services–1.0%		
Trimble Navigation	71,000 [a]	**2,534,700**
Fertilizers & Agricultural Chemicals–3.0%		
Intrepid Potash	60,904 [a]	4,006,265
Mosaic	26,000 [a]	3,762,200
		7,768,465
Gas Utilities–Gas–2.0%		
Questar	73,000	**5,185,920**
General Merchandise Stores–.9%		
Family Dollar Stores	112,000	**2,233,280**
Health Care Equipment–3.8%		
Covidien	86,000	4,118,540
Masimo	169,000 [a]	5,805,150
		9,923,690
Home Entertainment Software–1.2%		
Electronic Arts	72,000 [a]	**3,198,960**

Common Stocks (continued)	Shares	Value ($)
Household Products–.8%		
Energizer Holdings	30,000 [a]	**2,192,700**
Industrial Machinery–2.6%		
Flowserve	20,000	2,734,000
Middleby	89,000 [a]	3,907,990
		6,641,990
Internet Software & Services–2.4%		
Akamai Technologies	181,000 [a]	**6,296,990**
Leisure Products–1.4%		
Polaris Industries	87,000	**3,513,060**
Life Sciences Tools & Services–1.0%		
Pharmaceutical Product Development	59,000	**2,531,100**
Metal & Glass Containers–.9%		
Owens-Illinois	54,000 [a]	**2,251,260**
Multi-Line Insurance–3.7%		
Assurant	146,000	**9,630,160**
Oil & Gas Drilling–3.1%		
Nabors Industries	76,000 [a]	3,741,480
Noble	67,000	4,352,320
		8,093,800
Oil & Gas Equipment & Services–9.5%		
Cameron International	85,000 [a]	4,704,750
National Oilwell Varco	83,000 [a]	7,363,760
W-H Energy Services	40,000 [a]	3,829,600
Weatherford International	168,000 [a]	8,331,120
		24,229,230
Oil & Gas Exploration & Production–5.8%		
Arena Resources	51,000 [a]	2,693,820
Chesapeake Energy	51,000	3,363,960
Goodrich Petroleum	62,000 [a]	5,141,040
Southwestern Energy	61,000 [a]	2,904,210
St. Mary Land & Exploration	14,000	904,960
		11,409,210

Common Stocks (continued)	Shares	Value ($)
Packaged Foods & Meats–.6%		
Cadbury, ADR	32,000	**1,610,240**
Personal Products–.9%		
Estee Lauder, Cl. A	48,000	**2,229,600**
Pharmaceuticals–3.0%		
Alpharma, Cl. A	292,000 a	6,578,760
Forest Laboratories	34,000 a	1,181,160
		7,759,920
Semiconductor Equipment–3.7%		
ASML Holding (NY Shares)	95,111	2,320,708
Cypress Semiconductor	21,000 a	519,750
MEMC Electronic Materials	110,000 a	6,769,400
		9,090,108
Semiconductors–3.8%		
Broadcom, Cl. A	120,000 a	3,274,800
Microsemi	108,000 a	2,719,440
NVIDIA	205,500 a	3,846,960
		9,841,200
Specialized Finance–.5%		
IntercontinentalExchange	11,000 a	**1,254,000**
Steel–1.0%		
Allegheny Technologies	41,500	**2,460,120**
Systems Software–3.2%		
BMC Software	63,000 a	2,268,000
McAfee	178,000 a	6,057,340
		8,325,340
Wireless Telecommunication Services–4.1%		
American Tower, Cl. A	82,050 a	3,466,613
NII Holdings	151,000 a	7,170,990
		10,637,603
Total Common Stocks		
(cost $245,255,946)		**252,099,932**

Other Investment−1.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $4,642,000)	4,642,000 [b]	**4,642,000**
Total Investments (cost $249,897,946)	**99.4%**	**256,741,932**
Cash and Receivables (Net)	**.6%**	**1,432,352**
Net Assets	**100.0%**	**258,174,284**

ADR—American Depository Receipts
[a] Non-income producing security.
[b] Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Information Technology	19.9	Materials	6.3
Energy	19.6	Telecommunications Services	4.1
Industrials	13.0	Consumer Staples	2.3
Consumer Discretionary	12.2	Utilities	2.0
Healthcare	11.6	Cash & Equivalents	2.4
Financials	6.6		**100.0**

[†] Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments		
Unaffiliated issuers	245,255,946	252,099,932
Affiliated issuers	4,642,000	4,642,000
Cash		67,174
Receivable for investment securities sold		7,069,442
Receivable for shares of Common Stock subscribed		203,885
Dividends and interest receivable		64,343
Prepaid expenses		71,453
Other assets		47,883
		264,266,112
Liabilities ($):		
Due to Founders Asset Management LLC and affiliates–Note 3(c)		365,976
Payable for investment securities purchased		5,052,811
Payable for shares of Common Stock redeemed		451,948
Directors' deferred compensation		47,883
Accrued expenses		173,210
		6,091,828
Net Assets ($)		**258,174,284**
Composition of Net Assets ($):		
Paid-in capital		260,066,376
Accumulated Investment (loss)–net		(1,163,788)
Accumulated net realized gain (loss) on investments		(7,567,671)
Accumulated net unrealized appreciation (depreciation) on investments		6,839,367
Net Assets ($)		**258,174,284**

Net Asset Value Per Share

	Class A	Class B	Class C	Class F	Class I	Class T
Net Assets ($)	63,755,068	1,563,343	33,027,352	151,125,821	8,018,791	683,909
Shares Outstanding	11,136,767	292,302	6,238,146	25,772,247	1,374,452	128,366
Net Asset Value Per Share ($)	**5.72**	**5.35**	**5.29**	**5.86**	**5.83**	**5.33**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $5,607 foreign taxes withheld at source):	
Unaffiliated issuers	746,556
Affiliated issuers	103,246
Total Income	**849,802**
Expenses:	
Investment advisory fee–Note 3(a)	1,102,503
Shareholder servicing costs–Note 3(c)	371,205
Distribution fees–Note 3(b)	264,894
Accounting fees–Note 3(c)	85,350
Professional fees	55,369
Registration fees	46,928
Directors' fees and expenses–Note 3(d)	26,917
Prospectus and shareholders' reports	9,884
Custodian fees–Note 3(c)	1,817
Loan commitment fees–Note 2	1,624
Miscellaneous	20,390
Total Expenses	**1,986,881**
Less–reduction in accounting fees–Note 3(c)	(11,049)
Less–reduction in fees due to earnings credits–Note 1(c)	(12,173)
Net Expenses	**1,963,659**
Investment (Loss)–Net	**(1,113,857)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(6,221,506)
Net unrealized appreciation (depreciation) on investments	(22,455,802)
Net Realized and Unrealized Gain (Loss) on Investments	**(28,677,308)**
Net (Decrease) in Net Assets Resulting from Operations	**(29,791,165)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007[a]
Operations ($):		
Investment (loss)−net	(1,113,857)	(669,289)
Net realized gain (loss) on investments	(6,221,506)	22,599,861
Net unrealized appreciation (depreciation) on investments	(22,455,802)	7,939,103
Net Increase (Decrease) in Net Assets Resulting from Operations	**(29,791,165)**	**29,869,675**
Dividends to Shareholders from ($)		
Net realized gain on investments:		
Class A Shares	−	(3,931,014)
Class B Shares	−	(90,730)
Class C Shares	−	(1,917,287)
Class F Shares	−	(7,202,948)
Class I Shares	−	(419,265)
Class T Shares	−	(27,597)
Total Dividends	**−**	**(13,588,841)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	16,567,264	107,502,995
Class B Shares	188,534	998,575
Class C Shares	3,156,857	38,939,430
Class F Shares	5,284,215	48,898,562
Class I Shares	3,101,322	12,109,131
Class T Shares	325,926	777,078
Dividends reinvested:		
Class A Shares	−	3,425,728
Class B Shares	−	83,159
Class C Shares	−	1,383,039
Class F Shares	−	6,901,667
Class I Shares	−	379,793
Class T Shares	−	13,748

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007 [a]
Capital Stock Transactions ($) (continued):		
Cost of shares redeemed:		
Class A Shares	(41,369,971)	(36,607,936)
Class B Shares	(622,449)	(936,304)
Class C Shares	(10,024,344)	(6,603,790)
Class F Shares	(20,551,409)	(34,226,600)
Class I Shares	(4,457,307)	(6,960,515)
Class T Shares	(228,856)	(275,605)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(48,630,218)**	**135,802,155**
Total Increase (Decrease) in Net Assets	**(78,421,383)**	**152,082,989**
Net Assets ($):		
Beginning of Period	336,595,667	184,512,678
End of Period	**258,174,284**	**336,595,667**
Accumulated investment (loss)–net	(1,163,788)	(49,931)

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	2,870,448	17,029,336
Shares issued for dividends reinvested	–	540,173
Shares redeemed	(7,226,465)	(5,725,288)
Net Increase (Decrease) in Shares Outstanding	**(4,356,017)**	**11,844,221**
Class B[b]		
Shares sold	34,530	166,780
Shares issued for dividends reinvested	–	14,000
Shares redeemed	(115,604)	(158,357)
Net Increase (Decrease) in Shares Outstanding	**(81,074)**	**22,423**
Class C		
Shares sold	588,774	6,607,852
Shares issued for dividends reinvested	–	235,211
Shares redeemed	(1,865,253)	(1,102,096)
Net Increase (Decrease) in Shares Outstanding	**(1,276,479)**	**5,740,967**
Class F		
Shares sold	905,299	7,666,480
Shares issued for dividends reinvested	–	1,065,072
Shares redeemed	(3,497,823)	(5,275,025)
Net Increase (Decrease) in Shares Outstanding	**(2,592,524)**	**3,456,527**
Class I		
Shares sold	526,420	1,897,374
Shares issued for dividends reinvested	–	58,882
Shares redeemed	(757,413)	(1,078,755)
Net Increase (Decrease) in Shares Outstanding	**(230,993)**	**877,501**
Class T		
Shares sold	61,167	131,478
Shares issued for dividends reinvested	–	2,326
Shares redeemed	(41,581)	(44,924)
Net Increase (Decrease) in Shares Outstanding	**19,586**	**88,880**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *During the period ended June 30, 2008, 45,129 Class B shares representing $242,063 were automatically converted to 42,247 Class A shares and during the period ended December 31, 2007, 73,005 Class B shares representing $432,266 were automatically converted to 68,997 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	6.28	5.80	4.68	4.15	3.52	2.58
Investment Operations:						
Investment income (loss)—net	(.02)[a]	(.02)[a]	(.04)[a]	(.05)	(.03)	.03
Net realized and unrealized gain (loss) on investments	(.54)	.76	1.16	.58	.66	.91
Total from Investment Operations	(.56)	.74	1.12	.53	.63	.94
Distributions:						
Dividends from net realized gain on investments	–	(.26)	–	–	–	–
Net asset value, end of period	5.72	6.28	5.80	4.68	4.15	3.52
Total Return (%)[b]	(8.92)[c]	12.77	23.93	12.77	17.90	36.43
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.42[d]	1.43	1.40	1.58	1.54	1.87
Ratio of net expenses to average net assets	1.41[d]	1.43[e]	1.39	1.55	1.53	1.86
Ratio of net investment (loss) to average net assets	(.80)[d]	(.32)	(.68)	(.92)	(1.07)	(1.38)
Portfolio Turnover Rate	66[c]	165	104	211	147	160
Net Assets, end of period ($ x 1,000)	63,755	97,331	21,146	1,656	1,546	1,191

a *Based on average shares outstanding at each month end.*
b *Exclusive of sales charge.*
c *Not annualized.*
d *Annualized.*
e *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

Class B Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	5.89	5.50	4.48	4.01	3.43	2.54
Investment Operations:						
Investment (loss)−net	(.04)a	(.06)a	(.08)a	(.09)	(.07)	(.03)
Net realized and unrealized gain (loss) on investments	(.50)	.71	1.10	.56	.65	.92
Total from Investment Operations	(.54)	.65	1.02	.47	.58	.89
Distributions:						
Dividends from net realized gain on investments	−	(.26)	−	−	−	−
Net asset value, end of period	5.35	5.89	5.50	4.48	4.01	3.43
Total Return (%)b	(9.17)c	11.84	22.77	11.72	16.91	35.04
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.21d	2.26	2.29	2.43	2.37	2.65
Ratio of net expenses to average net assets	2.20d	2.26e	2.29	2.41	2.37	2.64
Ratio of net investment (loss) to average net assets	(1.60)d	(1.02)	(1.60)	(1.78)	(1.90)	(2.16)
Portfolio Turnover Rate	66c	165	104	211	147	160
Net Assets, end of period ($ x 1,000)	1,563	2,200	1,929	1,886	1,823	1,587

a   *Based on average shares outstanding at each month end.*
b   *Exclusive of sales charge.*
c   *Not annualized.*
d   *Annualized.*
e   *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

Class C Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	5.83	5.44	4.42	3.96	3.38	2.50
Investment Operations:						
Investment (loss)−net	(.04)[a]	(.06)[a]	(.06)[a]	(.02)	(.06)[a]	(.10)
Net realized and unrealized gain (loss) on investments	(.50)	.71	1.08	.48	.64	.98
Total from Investment Operations	(.54)	.65	1.02	.46	.58	.88
Distributions:						
Dividends from net realized gain on investments	−	(.26)	−	−	−	−
Net asset value, end of period	5.29	5.83	5.44	4.42	3.96	3.38
Total Return (%)[b]	(9.26)[c]	11.96	23.08	11.62	17.16	35.20
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.17[d]	2.13	2.19	2.35	2.32	2.51
Ratio of net expenses to average net assets	2.16[d]	2.13[e]	2.18	2.32	2.31	2.51
Ratio of net investment (loss) to average net assets	(1.56)[d]	(1.04)	(1.27)	(1.69)	(1.83)	(2.02)
Portfolio Turnover Rate	66[c]	165	104	211	147	160
Net Assets, end of period ($ x 1,000)	33,027	43,825	9,641	550	428	323

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] Annualized.
[e] Expense waivers and/or reimbursements amounted to less than .01%.

See notes to financial statements.

Class F Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	6.43	5.92	4.78	4.24	3.58	2.62
Investment Operations:						
Investment income (loss)−net	(.02)[a]	(.00)[a,b]	(.03)[a]	(.12)	(.03)[a]	.02
Net realized and unrealized gain (loss) on investments	(.55)	.77	1.17	.66	.69	.94
Total from Investment Operations	(.57)	.77	1.14	.54	.66	.96
Distributions:						
Dividends from net realized gain on investments	−	(.26)	−	−	−	−
Net asset value, end of period	5.86	6.43	5.92	4.78	4.24	3.58
Total Return (%)	(8.87)[c]	13.03	23.85	12.74	18.44	36.64
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.21[d]	1.30	1.33	1.41	1.33	1.51
Ratio of net expenses to average net assets	1.20[d]	1.30[e]	1.33	1.39	1.33	1.50
Ratio of net investment (loss) to average net assets	(.60)[d]	(.03)	(.62)	(.77)	(.87)	(1.01)
Portfolio Turnover Rate	66[c]	165	104	211	147	160
Net Assets, end of period ($ x 1,000)	151,126	182,336	147,410	110,170	119,273	159,161

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Not annualized.*
[d] *Annualized.*
[e] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

Class I Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007[a]	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	6.39	5.88	4.73	4.19	3.56	2.61
Investment Operations:						
Investment income (loss)−net	(.02)[b]	.00[b,c]	(.02)[b]	(.02)[b]	(.04)[b]	(.03)
Net realized and unrealized gain (loss) on investments	(.54)	.77	1.17	.56	.67	.98
Total from Investment Operations	(.56)	.77	1.15	.54	.63	.95
Distributions:						
Dividends from net realized gain on investments	−	(.26)	−	−	−	−
Net asset value, end of period	5.83	6.39	5.88	4.73	4.19	3.56
Total Return (%)	(8.76)[d]	13.11	24.31	12.89	17.70	36.40
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.17[e]	1.12	1.14	1.38	1.48	1.64
Ratio of net expenses to average net assets	1.15[e]	1.11	1.12	1.34	1.48	1.64
Ratio of net investment income (loss) to average net assets	(.55)[e]	.06	(.28)	(.70)	(1.03)	(1.15)
Portfolio Turnover Rate	66[d]	165	104	211	147	160
Net Assets, end of period ($ x 1,000)	8,019	10,266	4,279	297	71	119

[a] Effective June 1, 2007, Class R shares were redesignated as Class I shares.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
[d] Not annualized.
[e] Annualized.
See notes to financial statements.

	Six Months Ended June 30, 2008	Year Ended December 31,				
Class T Shares	(Unaudited)	2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	5.86	5.44	4.43	3.97	3.39	2.51
Investment Operations:						
Investment (loss)–net	(.04)[a]	(.04)[a]	(.07)[a]	(.17)	(.06)	(.02)
Net realized and unrealized gain (loss) on investments	(.49)	.72	1.08	.63	.64	.90
Total from Investment Operations	(.53)	.68	1.01	.46	.58	.88
Distributions:						
Dividends from net realized gain on investments	–	(.26)	–	–	–	–
Net asset value, end of period	5.33	5.86	5.44	4.43	3.97	3.39
Total Return (%)[b]	(9.05)[c]	12.52	22.80	11.59	17.11	35.06
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.95[d]	1.78	2.13	2.59	2.26	2.76
Ratio of net expenses to average net assets	1.94[d]	1.78[e]	2.13	2.57	2.25	2.76
Ratio of net investment (loss) to average net assets	(1.34)[d]	(.73)	(1.39)	(1.94)	(1.78)	(2.27)
Portfolio Turnover Rate	66[c]	165	104	211	147	160
Net Assets, end of period ($ x 1,000)	684	638	108	33	40	34

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
[e] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Founders Mid-Cap Growth Fund (the "fund") is a separate diversified series of Dreyfus Founders Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering five series, including the fund. The fund's investment objective is to seek capital appreciation through investments in mid-cap growth companies. Founders Asset Management LLC ("Founders") serves as the fund's investment adviser. Founders is an indirect, wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon").

MBSC Securities Corporation (the "Distributor"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus"), an affiliate of Founders, is the distributor of the fund's shares. The fund is authorized to issue up to 1.15 billion shares of Common Stock, par value $ .01 per share, in the following classes of shares: Class A, Class B, Class C, Class F, Class I and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, although the shares may be purchased at net asset value ("NAV") without a sales charge by certain categories of investors. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class F and Class I shares are sold at NAV per share. Class F shares are sold only to Class F grandfathered investors, and Class I shares are sold only to eligible institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class. Income and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Each class of the fund bears expenses incurred specifically on its behalf and, in addition, each class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the class. The type of expense determines the allocation method.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on NASDAQ, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. New York closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's Board of Directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market.

Registered open-end investment companies that are not traded on an exchange are valued at their NAV.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's Board of Directors or pursuant to procedures approved by the Board of Directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the fund calculates its NAV, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using calculations based on indexes of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the fund's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.

Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3—significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of June 30, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments ($)†
Level 1–Quoted Prices	256,741,932	0
Level 2–Other Significant Observable Inputs	0	0
Level 3–Significant Unobservable Inputs	0	0
Total	**256,741,932**	**0**

† *Other financial instruments include derivative instruments such as futures, forward currency exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.*

(b) Foreign securities and currency transactions: The fund may invest at least a portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the fund executes a foreign security transaction, the fund may enter into a foreign currency contract to settle the foreign security transaction. The fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

The accounting records of the fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized appreciation (depreciation) from investments and foreign currency translations in the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expenses offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by Founders or its affiliates are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: No provision has been made for federal income taxes since it is the policy of the fund to continue to comply with the requirements of Subchapter M of the Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The fund is treated as a separate tax entity for federal income tax purposes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended June 30, 2008.

As of and during the period ended June 30, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the three-year period ended December 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2007 was as follows: long-term capital gains $13,588,841. The tax character of current year distributions, if any, will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. The borrowings by each series of the Company are limited to the lesser of (a) $25 million, or (b) the lesser of 25% of the series' total net assets or the maximum amount which the series is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $25 million cap on the total LOC. Each series agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. During the period ended June 30, 2008, the fund did not borrow under the LOC.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) In accordance with an investment advisory agreement between the Company and Founders, the fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the fund's net assets. The fee is 1% of the first $30 million of net assets, .75% of the next $270 million of net assets, .70% of the next $200 million of net assets and .65% of net assets in excess of $500 million.

During the period ended June 30, 2008, the Distributor retained $5,353 and $39 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $1,090 and $15,325 from CDSCs on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under a Distribution Plan (the "Class B, C and T Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended June 30, 2008, Class B, Class C and Class T shares were charged $6,603, $138,569 and $728, respectively, pursuant to the Class B, C and T Plan.

The fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Act applicable to its Class F shares (the "Class F Plan"). Under the Class F Plan, the fund is authorized to reimburse the Distributor for expenses paid for distributing or servicing its Class F shares at an annual rate of up to .25% of the value of the average daily net assets of the fund's Class F shares. During the period ended June 30, 2008, Class F shares were charged $118,994 pursuant to the Class F Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended June 30, 2008, Class A, Class B, Class C and Class T shares were charged $97,816, $2,201, $46,190 and $728, respectively, pursuant to the Shareholder Services Plan.

The Company has a shareholder services agreement with the Distributor, whereby the fund has agreed to compensate the Distributor for providing certain shareholder servicing functions to holders of Class F shares. The fund paid the Distributor a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the period ended June 30, 2008, Class F shares were charged $33,590 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the fund's Class F shares are paid by the Distributor. The out-of-pocket charges from DTI are paid by the fund. During the period ended June 30, 2008, Class F shares were charged $1,089 for out-of-pocket transfer agent charges.

The fees charged by DTI with respect to the fund's Class A, Class B, Class C, Class I and Class T shares are paid by the fund. These transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the period ended June 30, 2008 were $58,633.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Founders affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended June 30, 2008, the fund was charged $8,973 for these services. These fees were at least partially off-set by earnings credits pursuant to the cash management agreement.

The fund also compensates Mellon Bank N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Founders affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended June 30, 2008, the fund was charged $4,144 for these services. These fees were at least partially offset by earnings credits pursuant to the cash management agreement.

The fund compensates Mellon Bank under a custody agreement for providing custodial services for the fund. During the period ended June 30, 2008, the fund was charged $1,817 for these services. These fees were at least partially offset by earnings credits pursuant to the custody agreement.

The fund has agreed to compensate Dreyfus for providing accounting services, administration, compliance monitoring, regulatory and share-holder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of .06% of the average daily net assets of the fund on the first $500 million, .04% of the average daily net assets of the fund on the next $500 million and .02% of the average daily net assets of the fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Dreyfus has contractually agreed in writing to waive any fees received for these services to the extent they exceed its costs in providing the services and a reasonable allocation of Founders' costs related to the support and oversight of these services. During the period ended June 30, 2008, Dreyfus waived $11,049.

The components of "Due to Founders Asset Management LLC and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $174,359, Rule 12b-1 distribution plan fees $36,099, shareholder services plan fees $125,653, custodian fees $1,212, accounting fees $16,267 and transfer agency per account fees $12,386.

(d) Annual retainer fees and attendance fees for the Company's Board of Directors are allocated to each series of the Company based on net assets. During the period ended June 30, 2008, the fund paid $36,874 in directors' fees. The Company's Board of Directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Company's series. The amount paid to the director under the plan will be determined based upon the performance of the selected series. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation in the Statement of Assets and Liabilities. Increases in the market value of the deferred compensation accounts are added to the directors fees and expenses paid by the fund in the directors fees and expenses in the Statement of Operations, and decreases in the market value of the accounts are subtracted from such fees. During the period ended June 30, 2008, depreciation in the value of the accounts totaled $4,619. This depreciation also is included in the net unrealized appreciation (depreciation) on investments in the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the fund.

Certain officers of the Company are also officers and/or directors of Founders or its affiliates, which pay their compensation. The affairs of the fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's Board of Directors.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2008, amounted to $186,362,053 and $237,168,262, respectively.

At June 30, 2008, accumulated net unrealized appreciation on investments was $6,843,986, consisting of $26,704,082 gross unrealized appreciation and $19,860,096 gross unrealized depreciation.

At June 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, the services previously provided to the fund by Mellon Bank are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

NOTES

For More Information

**Dreyfus Founders
Mid-Cap Growth Fund**

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: FRSDX | Class B: FRSFX | Class C: FRSCX |
| | Class F: FRSPX | Class I: FRSRX | Class T: FRSVX |

Telephone Call your financial representative or:

| Class F shareholders: | 1-800-645-6561 |
| All other share classes: | 1-800-554-4611 |

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the most recent 12-month period ended June 30 is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Founders and Founders Funds are registered trademarks of Founders Asset Management LLC.



© 2008 MBSC Securities Corporation

0291SA0608

Dreyfus Founders Passport Fund

Passport Fund is closed to new investors.
Please see the prospectus for additional information.

SEMIANNUAL REPORT June 30, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Founders Passport Fund, covering the six-month period from January 1, 2008, through June 30, 2008.

The U.S. equity markets remained turbulent over the first half of 2008 and ended with June posting one of the worst monthly performance slumps on record. A continuously weakening U.S. housing market, surging inflation, devaluation of the U.S. dollar and lingering credit concerns continued to dampen investor sentiment. Of the ten economic sectors represented by the S&P 500® Composite Stock Index, only two — energy and materials — posted positive absolute returns for the reporting period. The financials sector was the hardest-hit industry group, primarily due to massive sub-prime related losses among global financial institutions.

While the U.S. and global economy clearly has slowed, the news is not all bad. We have seen signs of more orderly deleveraging among financial institutions, and it appears that most of the damage caused by last year's sub-prime fiasco has been exposed and, to an extent, ameliorated. Moreover, the global upsurge in inflation should persist longer in fast-growing emerging markets than in more developed countries. These factors support our view that many areas of the stock market may have been punished too severely in the downturn, creating potential long-term opportunities for patient investors. As always, your financial advisor can help you identify suitable investments that may be right for you and your long-term investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

J. David Officer
Chairman, President and Chief Executive Officer
Founders Asset Management LLC
July 15, 2008



DISCUSSION OF FUND PERFORMANCE

*For the period of January 1, 2008, through June 30, 2008, as provided by
William S. Patzer, CFA, and Mark A. Bogar, CFA, Portfolio Managers*

Fund and Market Performance Overview

For the six-month period ended June 30, 2008, Dreyfus Founders
Passport Fund's Class A shares produced a total return of –12.02%,
Class B shares returned –12.47%, Class C shares returned –12.35%,
Class F shares returned –11.94%, Class I shares returned –11.97% and
Class T shares returned –12.21%.[1] The fund's benchmark, the Standard
& Poor's/Citigroup Extended Market Index World ex-U.S.[SM]
returned –9.98% for the same period.[2]

International small-cap equity markets suffered declines during the
reporting period due to an ongoing credit crunch, deteriorating economic conditions, surging energy costs and a weak U.S. dollar. The fund
produced lower returns than its benchmark, mainly due to weak stock
selections in the financials, industrials and consumer discretionary sectors.

On a separate note, in May 2008, Mark A. Bogar became the co-
portfolio manager of the fund.

The Fund's Investment Approach

The fund seeks capital appreciation by investing at least 65% of its
total assets in foreign small-cap companies from a minimum of three
countries, in both developed and emerging economies. The fund may
invest in larger foreign companies or in U.S.-based companies and
may purchase securities of companies in initial public offerings. Our
"bottom-up" investment approach emphasizes individual stock selection over broader economic and market trends. We use quantitative
models and traditional qualitative analysis to construct a diversified
portfolio of stocks with low price multiples and positive trends in
earnings forecasts when compared to the benchmark.

Credit and Economic Worries Weighed on Stocks

International small-cap stocks generally produced disappointing results
over the first half of 2008 amid an onslaught of negative economic
news. As U.S. housing values continued to plummet, mortgage defaults,
delinquencies and foreclosures rose sharply, fueling ongoing turmoil in
the credit markets and sharp losses for global commercial and investment banks. At the same time, escalating commodity prices burdened
consumers with soaring energy and food costs, causing them to cut

back on spending in more discretionary areas. In turn, many businesses reduced capital spending in anticipation of a more difficult business environment. Finally, a depreciating U.S. dollar constricted exporters' profits, particularly those in the Japanese and European markets.

However, not all economic sectors struggled in this volatile economic environment. Continuing demand for commodities and natural resources contributed to gains for many materials-oriented companies.

Selection and Allocation Strategies Produced Mixed Results

Negative results in the struggling financials, industrials and consumer discretionary sectors offset gains achieved by the fund in the stronger-performing materials and energy sectors. Disappointing selections of Japanese financial and auto-related stocks ranked among the fund's greater laggards over the reporting period, followed by an under-weighted position in and poor selections of Swiss securities. Among individual stocks, exposure to the Hellenic Exchanges in Greece, which was sold during the reporting period, proved particularly detrimental, while Dutch portable GPS maker TomTom International, which was also sold during the reporting period, was adversely affected by increased competition due to industry consolidation.

Despite the strong performance of Hong Kong-based Wing Lung Bank (which was sold during the reporting period) amid takeover speculation, the financials area generally detracted from the fund's relative performance. Weaker housing markets and deteriorating credit markets hurt real estate-focused firms, such as Japan's Kenedix and Germany's Aareal Bank and Hypo Real Estate Holding. All three holdings were sold during the reporting period. Industrial businesses with exposure to the airline industry, including Canada's WestJet Airlines, lost value due to the impact of rising fuel costs. Automobile companies, such as German-based auto and trucking manufacturer MAN, suffered amid slower corporate spending, and Japanese automobile parts suppliers Tokai Rika and Nissin Kogyo, which was sold during the reporting period, felt pressure from sluggish sales of automobiles to consumers. In the United Kingdom, consumer staples company Dairy Crest Group encountered increased competition and lower sales volumes, while nursing-home provider Southern Cross Healthcare Group declined as moderating demand, higher-than-expected death rates and delays in government funding caused the company to reduce earnings guidance to analysts.

On the other hand, the fund's stock selection strategy in other areas was relatively beneficial to performance. Finnish stocks boosted returns due to robust marine crane construction trends, while holdings based in Australia, France and Canada benefited from strong supply-and-demand dynamics for natural resources. Materials firms, such as French metallurgical company Eramet, Australian chemicals and fertilizer provider Incitec Pivot, and Australian recycled metals leader Sims Group, benefited from rising demand and commodity prices. Soaring oil and gas prices supported higher profits for many energy companies, particularly those involved in land-based exploration, including Canadian Crescent Point Energy Trust and exploration-and-production companies Dana Petroleum in the United Kingdom and Oilexco in Canada. A relatively large cash position also helped cushion losses in this volatile investment environment.

Market Driven by Price Momentum

We have remained concerned regarding the duration and severity of the current economic slowdown. So far this year, international equity markets have been price momentum-driven, a trend we expect to reverse as investors come to appreciate the increasingly attractive valuations of many high-quality stocks. We intend to continue to employ our disciplined, research-focused stock selection approach, which seeks to identify companies that, in our judgment, are poised to advance despite prevailing economic conditions.

July 15, 2008

Small companies carry additional risks because their earnings and revenues tend to be less predictable, and their share prices more volatile than those of larger, more established companies. The shares of smaller companies tend to trade less frequently than those of larger, more established companies.

Investing in foreign companies involves special risks, including changes in currency rates, political, economic and social instability, a lack of comprehensive company information, differing auditing and legal standards and less market liquidity. An investment in this fund should be considered only as a supplement to an overall investment program.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect Founders' waiver of 25% of its management fee for the six-month period ended June 30, 2008. This waiver will continue through September 13, 2008, at which time it will end. Had this waiver not been in effect, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. – The Standard & Poor's/Citigroup EMI World ex U.S. SM represents, on a country-by-country basis, the small capitalization component of the Citigroup Broad Market Index SM, which is a comprehensive float-weighted index of companies in certain foreign countries with market capitalizations of at least $100 million. The total return figure cited for this index assumes change in security prices and reinvestment of dividends, but does not reflect the costs of managing a mutual fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Founders Passport Fund from January 1, 2008 to June 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses. To estimate the expenses you paid on your account over this period, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the results by the number in the Expenses paid per $1,000 line for the class of shares you own.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2008

	Class A	Class B	Class C	Class F	Class I	Class T
Expenses paid per $1,000†	$ 7.90	$ 12.92	$ 11.57	$ 7.39	$ 7.39	$ 9.76
Ending value (after expenses)	$879.80	$875.30	$876.50	$880.60	$880.30	$877.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2008

	Class A	Class B	Class C	Class F	Class I	Class T
Expenses paid per $1,000†	$ 8.47	$ 13.85	$ 12.41	$ 7.92	$ 7.92	$ 10.47
Ending value (after expenses)	$1,016.46	$1,011.09	$1,012.53	$1,017.01	$1,017.01	$1,014.47

† *Expenses are equal to the fund's annualized expense ratio of 1.69% for Class A shares, 2.77% for Class B shares, 2.48% for Class C shares, 1.58% for Class F shares, 1.58% for Class I shares and 2.09% for Class T shares, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2008 (Unaudited)

Common Stocks−95.5%	Shares	Value ($)
Australia−6.1%		
Ansell	25,100	222,756
Australian Worldwide Exploration	91,561 [a]	365,047
CFS Retail Property Trust	174,450	309,306
Computershare	62,478	551,483
Flight Centre	27,715	442,788
Goodman Fielder	127,740	172,008
Incitec Pivot	4,115	729,603
Just Group	54,932	163,731
PanAust	334,354 [a]	326,852
Sims Group	15,180	606,525
Tishman Speyer Office Fund	250,844	329,359
		4,219,458
Belgium−1.9%		
Ackermans & van Haaren	2,604	263,639
Bekaert	1,660	256,239
Colruyt	1,429	377,542
Tessenderlo Chemie	7,785	414,497
		1,311,917
Canada−8.0%		
Astral Media	10,800	339,341
Cogeco Cable	11,410	414,136
Crescent Point Energy Trust	13,472	533,647
Emera	18,600	420,936
Gerdau Ameristeel	21,800	420,740
Laurentian Bank of Canada	10,700	440,218
Major Drilling Group International	6,000 [a]	294,291
Oilexco	21,700 [a]	414,246
Petrobank Energy & Resources	4,200 [a]	219,188
Rothmans	12,333	327,864
Sherritt International	35,653	536,859
Solana Resources	52,700 [a]	293,639
Thompson Creek Metals	15,283 [a]	298,644
Trinidad Drilling	18,610	261,058
Westjet Airlines	23,600 [a]	316,472
		5,531,279

Common Stocks (continued)

	Shares	Value ($)
Finland−1.6%		
Elisa	10,213	214,325
Konecranes	15,170	628,103
Wartsila	4,770	300,002
		1,142,430
France−8.1%		
Arkema	4,120	232,853
Cap Gemini	9,424	555,470
CNP Assurances	4,830	545,656
Eramet	347	344,706
Fonciere des Regions	2,088	255,741
Ingenico	12,797	448,258
International Metal Service	7,313	247,528
Ipsen	8,294	424,362
Ipsos	7,900	257,322
Publicis Groupe	15,228	493,376
Rallye	6,440	378,674
SEB	4,770	280,027
Technip	3,100	286,916
Teleperformance	12,972	478,690
Ubisoft Entertainment	2,199 [a]	192,932
Wendel	2,342	238,182
		5,660,693
Germany−6.9%		
Continental	4,955	509,151
Demag Cranes	8,530	406,760
Deutsche Euroshop	10,789	412,910
Deutsche Lufthansa	9,071	195,643
Epcos	17,687	291,813
Hannover Rueckversicherung	5,650	278,853
K+S	348	200,681
KUKA	13,389	434,847
Lanxess	9,970	409,348
MAN	3,210	356,324
Salzgitter	2,126	389,588
Stada Arzneimittel	5,000	359,100
Tognum	19,382	522,386
		4,767,404

Common Stocks (continued)	Shares	Value ($)
Greece−1.5%		
Alapis Holding Industrial	128,020	350,685
Folli-Follie	14,860	346,234
Sarantis	17,880	318,079
		1,014,998
Hong Kong−2.3%		
Hysan Development	122,000	334,847
Industrial and Commercial Bank of China (Asia)	111,000	299,673
Neo-China Land Group Holdings	493,500 b	224,692
Peace Mark Holdings	394,000	273,885
Wing Hang Bank	37,500	496,826
		1,629,923
Ireland−1.5%		
DCC	9,349	232,548
Greencore Group	49,120	147,468
IAWS Group	10,450	261,579
Paddy Power	12,048	377,448
		1,019,043
Italy−4.4%		
ACEA	14,176	269,817
Benetton Group	22,482	263,151
Brembo	32,500	337,791
Buzzi Unicem	13,204	330,516
Fondiaria-SAI	8,240	272,937
Milano Assicurazioni	47,070	241,019
Prysmian	23,050	584,233
Recordati	36,630	285,739
Terna Rete Elettrica Nazionale	119,052	504,172
		3,089,375
Japan−14.0%		
Air Water	21,400	251,954
Dena	35	206,367
Hisamitsu Pharmaceutical	14,600	635,321
Hitachi Capital	20,400	328,567
Hogy Medical	5,892	298,568
Hosiden	24,800	527,908
IT Holdings	11,100 a	223,213
Japan Aviation Electronics Industry	24,000	210,003

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Keihin	13,600	206,107
Kinden	32,000	322,803
Kintetsu World Express	8,500	217,364
KK daVinci Holdings	364 [a]	249,249
Koito Manufacturing	21,000	291,749
Kuroda Electric	26,800	398,832
Micronics Japan	8,100	292,201
Nippon Denko	20,000	230,762
Nippon Sheet Glass	41,000	202,741
Nippon Synthetic Chemical Industry	49,900	253,331
Nissha Printing	6,000	345,295
NSD	15,400	174,786
Ohara	14,000	250,014
Onward Holdings	25,000	262,551
Pacific Metals	21,000	172,280
RISA Partners	160	244,137
Sanken Electric	40,000	236,978
SKY Perfect JSAT Holdings	786	320,189
Tadano	45,000	483,611
Toho Pharmaceutical	16,500	317,816
Tokai Rika	22,500	465,174
Tosoh	57,000	233,004
Ube Industries	64,000	226,655
Yamaguchi Financial Group	46,000	636,903
		9,716,433
Netherlands—4.6%		
AerCap Holdings	11,200 [a]	141,456
Core Laboratories	2,550 [a]	362,993
Fugro	4,410	376,641
Imtech	11,842	278,339
Koninklijke BAM Groep	19,387	343,057
Koninklijke DSM	7,250	426,531
Nutreco Holding	5,700	383,260
OPG Groep	12,800	274,055
Smit Internationale	3,136	306,096
SNS Reaal	13,816	268,185
		3,160,613

Common Stocks (continued)	Shares	Value ($)
Singapore–1.0%		
CapitaCommercial Trust	212,000	297,692
Singapore Petroleum	39,000	189,237
Straits Asia Resources	84,000	217,997
		704,926
South Korea–3.9%		
CJ Home Shopping	4,647	304,794
Daegu Bank	23,700	314,973
Digitech Systems	8,894	170,499
Honam Petrochemical	2,830	201,853
Hyundai Marine & Fire Insurance	11,230	244,807
Korea Zinc	1,547	211,513
LG Fashion	11,170	304,374
LG Telecom	39,970	303,052
Pusan Bank	28,280	378,545
SFA Engineering	4,613	293,302
		2,727,712
Spain–4.4%		
Corporacion Financiera Alba	6,771	398,564
Laboratorios Almirall	19,391	420,973
Mapfre	101,000	483,375
Prosegur, CIA de Seguridad	8,000	347,481
Solaria Energia y Medio Ambiente	17,518	252,345
Tubacex	34,410	413,873
Union Fenosa	12,510	729,094
		3,045,705
Sweden–2.3%		
Castellum	37,100	354,325
NCC, Cl. B	18,300	275,840
Peab	48,600	333,385
SAAB, Cl. B	19,600	494,834
Trelleborg, Cl. B	8,400	126,964
		1,585,348
Switzerland–6.3%		
Baloise Holding	3,238	341,142
Clariant	25,292 [a]	256,808
Galenica	623	219,907
Holcim	3,607	292,254

Common Stocks (continued)	Shares	Value ($)
Switzerland (continued)		
Kaba Holding, Cl. B	1,045	318,217
Kuoni Reisen Holding	1,158	557,003
Lonza Group	2,809	389,734
PSP Swiss Property	6,340 [a]	376,812
Sulzer	2,119	269,102
Swatch Group	916	228,933
Swiss Life Holding	1,962 [a]	524,455
Syngenta	1,868	607,699
		4,382,066
United Kingdom—16.7%		
Aegis Group	178,052	382,090
Aggreko	30,100	440,311
Amlin	52,000	259,425
Ashmore Group	103,808	447,600
Aveva Group	14,488	444,355
Balfour Beatty	38,500	325,875
Beazley Group	120,450	266,875
Cattles	44,160	117,851
Charter	25,010	433,096
Cookson Group	34,610	432,530
Croda International	25,300	322,479
Dairy Crest Group	45,100	296,409
Dana Petroleum	17,462 [a]	660,768
De La Rue	18,732	332,961
Greene King	41,780	371,944
Henderson Group	142,932	313,129
Inchcape	51,820	329,738
Interserve	59,078	543,587
Jardine Lloyd Thompson Group	34,098	257,207
John Wood Group	41,855	412,206
Keller Group	15,413	191,853
N. Brown Group	70,669	257,562
Petrofac	25,720	378,288
Punch Taverns	24,740	154,222
QinetiQ	108,130	444,700
Southern Cross Healthcare	30,018	77,719
Spectris	23,977	341,192

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
Speedy Hire	10,081	114,641
Spirent Communications	216,328 a	282,199
Stagecoach Group	63,192	352,388
Thomas Cook Group	104,600	487,471
Tui Travel	70,397	287,415
Tullet Prebon	32,297	276,587
Vedanta Resources	7,539	328,370
WSP Group	23,160	242,619
		11,607,662
Total Common Stocks (cost $67,514,865)		**66,316,985**

Preferred Stocks–1.0%		
Germany		
Fresenius (cost $407,940)	7,670	**662,552**

Total Investments (cost $67,922,805)	**96.5%**	**66,979,537**
Cash and Receivables (Net)	**3.5%**	**2,411,324**
Net Assets	**100.0%**	**69,390,861**

a   *Non-income producing security.*
b   *Illiquid security. At the period end, the value of this security amounted to $224,692 or 0.3% of net assets.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
United Kingdom	16.7	South Korea	3.9
Japan	14.0	Hong Kong	2.3
France	8.1	Sweden	2.3
Canada	8.0	Belgium	1.9
Germany	7.9	Finland	1.6
Switzerland	6.3	Greece	1.5
Australia	6.1	Ireland	1.5
Netherlands	4.6	Singapore	1.0
Italy	4.4		
Spain	4.4		**96.5**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

June 30, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 6/30/2008 ($)
Financial Futures Long				
MSCI Pan Euro	25	772,985	September 2008	(43,225)
Topix	2	248,375	September 2008	(13,236)
				(56,461)

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	67,922,805	66,979,537
Cash		1,735,548
Cash denominated in foreign currencies	346,671	347,743
Dividends and interest receivable		555,071
Receivable for shares of Common Stock subscribed		12,359
Receivable for futures variation margin–Note 4		6,962
Unrealized appreciation on forward currency exchange contracts–Note 4		48
Prepaid expenses		37,368
Other assets		129,691
		69,804,327
Liabilities ($):		
Due to Founders Asset Management LLC and affiliates–Note 3(c)		150,185
Directors' deferred compensation		129,691
Payable for shares of Common Stock redeemed		59,670
Accrued expenses		73,920
		413,466
Net Assets ($)		**69,390,861**
Composition of Net Assets ($):		
Paid-in capital		159,042,064
Accumulated undistributed investment income–net		425,567
Accumulated net realized gain (loss) on investments		(89,073,006)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions [including ($56,461) net unrealized (depreciation) on financial futures]		(1,003,764)
Net Assets ($)		**69,390,861**

Net Asset Value Per Share

	Class A	Class B	Class C	Class F	Class I	Class T
Net Assets ($)	17,102,924	820,814	3,209,994	47,890,873	123,142	243,114
Shares Outstanding	753,553	38,842	150,779	2,110,862	5,563	11,273
Net Asset Value Per Share ($)	**22.70**	**21.13**	**21.29**	**22.69**	**22.14**	**21.57**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $166,564 foreign taxes withheld at source)	**1,425,462**
Expenses:	
Investment advisory fee–Note 3(a)	379,422
Shareholder servicing costs–Note 3(c)	113,771
Distribution fees–Note 3(b)	76,887
Auditing fees	54,745
Accounting fees–Note 3(c)	48,628
Custodian fees–Note 3(c)	44,612
Registration fees	26,162
Prospectus and shareholders' reports	11,365
Legal fees	11,014
Interest expense–Note 2	471
Loan commitment fees–Note 2	425
Miscellaneous	18,850
Total Expenses	**786,352**
Less–reduction in accounting fees–Note 3(c)	(18,299)
Less–reduction in fees due to earnings credits–Note 1(c)	(16,128)
Less–reduction in investment advisory fees–Note 3(a)	(94,855)
Less–reduction in Directors' fees and expenses–Note 3(d)	(24,441)
Net Expenses	**632,629**
Investment Income–Net	**792,833**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(4,411,442)
Net realized gain (loss) on financial futures	(117,747)
Net realized gain (loss) on forward currency exchange contracts	(7,148)
Net Realized Gain (Loss)	**(4,536,337)**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions [including ($46,605) net unrealized (depreciation) on financial futures]	(6,803,021)
Net Realized and Unrealized Gain (Loss) on Investments	**(11,339,358)**
Net (Decrease) in Net Assets Resulting from Operations	**(10,546,525)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007[a]
Operations ($):		
Investment income–net	792,833	2,662
Net realized gain (loss) on investments	(4,536,337)	22,586,818
Net unrealized appreciation (depreciation) on investments	(6,803,021)	(22,365,031)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(10,546,525)**	**224,449**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A Shares	–	(110,276)
Class F Shares	(126,599)	(312,146)
Class I Shares	(93)	(1,150)
Total Dividends	**(126,692)**	**(423,572)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	362,457	2,359,867
Class B Shares	4,458	57,708
Class C Shares	14,387	136,054
Class F Shares	605,568	2,179,451
Class I Shares	22,427	38,680
Class T Shares	–	225
Dividends reinvested:		
Class A Shares	–	88,366
Class F Shares	122,848	300,765
Class I Shares	87	1,096
Cost of shares redeemed:		
Class A Shares	(3,269,290)	(9,670,277)
Class B Shares	(314,809)	(1,398,713)
Class C Shares	(1,257,810)	(2,247,031)
Class F Shares	(6,531,520)	(13,308,058)
Class I Shares	(34,606)	(85,982)
Class T Shares	(52,903)	(280,599)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(10,328,706)**	**(21,828,448)**
Total Increase (Decrease) in Net Assets	**(21,001,923)**	**(22,027,571)**
Net Assets ($):		
Beginning of Period	90,392,784	112,420,355
End of Period	**69,390,861**	**90,392,784**
Undistributed (distributions in excess of) investment income–net	425,567	(240,574)

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	15,197	84,664
Shares issued for dividends reinvested	–	3,480
Shares redeemed	(139,742)	(347,430)
Net Increase (Decrease) in Shares Outstanding	**(124,545)**	**(259,286)**
Class B[b]		
Shares sold	200	2,163
Shares redeemed	(14,477)	(54,150)
Net Increase (Decrease) in Shares Outstanding	**(14,277)**	**(51,987)**
Class C		
Shares sold	648	5,275
Shares redeemed	(57,809)	(87,181)
Net Increase (Decrease) in Shares Outstanding	**(57,161)**	**(81,906)**
Class F		
Shares sold	25,550	79,141
Shares issued for dividends reinvested	5,239	11,832
Shares redeemed	(277,636)	(481,661)
Net Increase (Decrease) in Shares Outstanding	**(246,847)**	**(390,688)**
Class I		
Shares sold	953	1,393
Shares issued for dividends reinvested	4	44
Shares redeemed	(1,450)	(3,191)
Net Increase (Decrease) in Shares Outstanding	**(493)**	**(1,754)**
Class T		
Shares sold	–	8
Shares redeemed	(2,341)	(10,502)
Net Increase (Decrease) in Shares Outstanding	**(2,341)**	**(10,494)**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

[b] *During the period ended June 30, 2008, 4,226 Class B shares representing $97,019, were automatically converted to 3,949 Class A shares and during the period ended December 31, 2007, 29,942 Class B shares representing $771,552 were automatically converted to 28,062 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended June 30, 2008 | | Year Ended December 31, | | | |
Class A Shares	(Unaudited)	2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	25.80	26.22	20.10	16.76	14.24	8.14
Investment Operations:						
Investment income (loss)−net	.24[a]	(.01)[a]	(.01)[a]	(.14)[a]	(.11)[a]	.10
Net realized and unrealized gain (loss) on investments	(3.34)	(.28)	6.13	3.48	2.63	6.00
Total from Investment Operations	(3.10)	(.29)	6.12	3.34	2.52	6.10
Distributions:						
Dividends from investment income−net	−	(.13)	−	−	−	−
Net asset value, end of period	22.70	25.80	26.22	20.10	16.76	14.24
Total Return (%)[b]	(12.02)[c]	(1.15)	30.45	19.93	17.70	74.94
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.03[d]	2.00	1.87	2.29	2.02	2.54
Ratio of net expenses to average net assets	1.69[d]	1.87	1.78	2.12	1.92	2.45
Ratio of net investment income (loss) to average net assets	2.06[d]	(.05)	(.05)	(.82)	(.77)	(.83)
Portfolio Turnover Rate	73[c]	93	73	729	648	707
Net Assets, end of period ($ x 1,000)	17,103	22,653	29,817	22,107	19,726	27,252

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] Annualized.
See notes to financial statements.

Class B Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	24.14	24.65	19.13	16.09	13.79	7.95
Investment Operations:						
Investment income (loss)−net	.09a	(.26)a	(.22)a	(.28)a	(.23)a	(.31)
Net realized and unrealized gain (loss) on investments	(3.10)	(.25)	5.74	3.32	2.53	6.15
Total from Investment Operations	(3.01)	(.51)	5.52	3.04	2.30	5.84
Net asset value, end of period	21.13	24.14	24.65	19.13	16.09	13.79
Total Return (%)b	(12.47)c	(2.11)	28.91	18.89	16.68	73.46
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	3.11d	2.98	2.85	3.13	2.89	3.38
Ratio of net expenses to average net assets	2.77d	2.87	2.77	2.97	2.78	3.29
Ratio of net investment income (loss) to average net assets	.87d	(1.03)	(1.17)	(1.66)	(1.63)	(1.44)
Portfolio Turnover Rate	73c	93	73	729	648	707
Net Assets, end of period ($ x 1,000)	821	1,283	2,591	16,421	17,917	18,198

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	24.30	24.73	19.12	16.07	13.76	7.93
Investment Operations:						
Investment income (loss)−net	.13a	(.19)a	(.19)a	(.27)a	(.22)a	(.01)
Net realized and unrealized gain (loss) on investments	(3.14)	(.24)	5.80	3.32	2.53	5.84
Total from Investment Operations	(3.01)	(.43)	5.61	3.05	2.31	5.83
Net asset value, end of period	21.29	24.30	24.73	19.12	16.07	13.76
Total Return (%)b	(12.35)c	(1.82)	29.39	18.98	16.79	73.52
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.82d	2.68	2.68	3.08	2.81	3.34
Ratio of net expenses to average net assets	2.48d	2.55	2.60	2.92	2.70	3.25
Ratio of net investment income (loss) to average net assets	1.15d	(.73)	(.89)	(1.60)	(1.55)	(1.43)
Portfolio Turnover Rate	73c	93	73	729	648	707
Net Assets, end of period ($ x 1,000)	3,210	5,052	7,169	7,568	10,249	10,639

a   *Based on average shares outstanding at each month end.*
b   *Exclusive of sales charge.*
c   *Not annualized.*
d   *Annualized.*
See notes to financial statements.

Class F Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	25.84	26.21	20.11	16.76	14.24	8.13
Investment Operations:						
Investment income (loss)−net	.26a	.03a	(.04)a	(.13)a	(.11)a	(.14)
Net realized and unrealized gain (loss) on investments	(3.35)	(.27)	6.14	3.48	2.63	6.25
Total from Investment Operations	(3.09)	(.24)	6.10	3.35	2.52	6.11
Distributions:						
Dividends from investment income−net	(.06)	(.13)	−	−	−	−
Net asset value, end of period	22.69	25.84	26.21	20.11	16.76	14.24
Total Return (%)	(11.94)b	(.94)	30.33	19.99	17.70	75.15
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.92c	1.82	1.93	2.24	2.00	2.40
Ratio of net expenses to average net assets	1.58c	1.69	1.85	2.08	1.89	2.31
Ratio of net investment income (loss) to average net assets	2.19c	.12	(.20)	(.76)	(.75)	(.45)
Portfolio Turnover Rate	73b	93	73	729	648	707
Net Assets, end of period ($ x 1,000)	47,891	60,918	72,043	64,112	75,677	78,759

a *Based on average shares outstanding at each month end.*
b *Not annualized.*
c *Annualized.*
See notes to financial statements.

Class I Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007[a]	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	25.17	25.60	19.60	16.31	13.82	7.87
Investment Operations:						
Investment income (loss)−net	.25[b]	.04[b]	.03[b]	(.12)[b]	(.07)[b]	.54
Net realized and unrealized gain (loss) on investments	(3.26)	(.28)	5.97	3.41	2.56	5.41
Total from Investment Operations	(3.01)	(.24)	6.00	3.29	2.49	5.95
Distributions:						
Dividends from investment income−net	(.02)	(.19)	–	–	–	–
Net asset value, end of period	22.14	25.17	25.60	19.60	16.31	13.82
Total Return (%)	(11.97)[c]	(.98)	30.61	20.17	18.02	75.60
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.93[d]	1.83	1.68	2.08	1.79	2.17
Ratio of net expenses to average net assets	1.58[d]	1.71	1.61	1.89	1.68	2.07
Ratio of net investment income (loss) to average net assets	2.29[d]	.13	.09	(.69)	(.51)	(.32)
Portfolio Turnover Rate	73[c]	93	73	729	648	707
Net Assets, end of period ($ x 1,000)	123	152	200	310	190	142

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	24.56	24.90	19.16	16.05	13.70	7.87
Investment Operations:						
Investment income (loss)−net	.18a	(.07)a	(.11)a	(.21)a	(.17)a	(.24)
Net realized and unrealized gain (loss) on investments	(3.17)	(.27)	5.85	3.32	2.52	6.07
Total from Investment Operations	(2.99)	(.34)	5.74	3.11	2.35	5.83
Net asset value, end of period	21.57	24.56	24.90	19.16	16.05	13.70
Total Return (%)b	(12.21)c	(1.37)	29.96	19.38	17.15	74.08
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.43d	2.21	2.26	2.70	2.47	3.16
Ratio of net expenses to average net assets	2.09d	2.10	2.18	2.54	2.36	3.07
Ratio of net investment income (loss) to average net assets	1.60d	(.26)	(.54)	(1.24)	(1.21)	(1.06)
Portfolio Turnover Rate	73c	93	73	729	648	707
Net Assets, end of period ($ x 1,000)	243	334	600	444	510	522

a   Based on average shares outstanding at each month end.
b   Exclusive of sales charge.
c   Not annualized.
d   Annualized.
See notes to financial statements.

NOTE 1–Significant Accounting Policies:

Dreyfus Founders Passport Fund (the "fund") is a separate diversified series of Dreyfus Founders Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering five series, including the fund. The fund's investment objective is to seek capital appreciation through investments in foreign small-cap companies. Founders Asset Management LLC ("Founders") serves as the fund's investment adviser. Founders is an indirect, wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon").

MBSC Securities Corporation (the "Distributor"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus"), an affiliate of Founders, is the distributor of the fund's shares. The fund is authorized to issue up to 600 million shares of Common Stock, par value $ .01 per share, in the following classes of shares: Class A, Class B, Class C, Class F, Class I and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, although the shares may be purchased at net asset value ("NAV") without a sales charge by certain categories of investors. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class F and Class I shares are sold at NAV per share. Class F shares are sold only to Class F grandfathered investors, and Class I shares are sold only to eligible institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class. Income and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Each class of the fund bears expenses incurred specifically on its behalf and, in addition, each class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the class. The type of expense determines the allocation method.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on NASDAQ, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. New York closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's Board of

Directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The fund amortizes premiums and discounts on all debt securities.

Registered open-end investment companies that are not traded on an exchange are valued at their NAV.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's Board of Directors or pursuant to procedures approved by the Board of Directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the fund calculates its NAV, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using calculations based on indexes of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the fund's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.

Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3—significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of June 30, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments ($)†
Level 1–Quoted Prices	66,754,845	(56,461)
Level 2–Other Significant Observable Inputs	0	48
Level 3–Significant Unobservable Inputs	224,692	0
Total	**66,979,537**	**(56,413)**

† *Other financial instruments include derivative instruments such as futures, forward currency exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.*

The following is a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value:

Valuation Inputs	Investments in Securities ($)
Balance as of 12/31/2007	0
Realized gain (loss)	0
Change in unrealized appreciation (depreciation)	(97,691)
Net purchases (sales)	0
Transfers in and/or out of Level 3	322,383
Balance as of 6/30/2008	**224,692**

(b) Foreign securities and currency transactions: The fund normally will invest a large portion of its assets in foreign securities. In the event the fund executes a foreign security transaction, the fund may enter into a foreign currency contract to settle the foreign security transaction. The fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

Investing in foreign markets may involve special risks and considerations not typically associated with investing in the U.S. These risks include revaluation of currencies, high rates of inflation, repatriation restrictions on income and capital, and adverse political and economic developments. Moreover, securities issued in these markets may be less liquid, subject to government ownership controls and delayed settlements, and their prices may be more volatile than those of comparable securities in the U.S.

The accounting records of the fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized appreciation (depreciation) from investments and foreign currency transactions in the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by Founders or its affiliates are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: No provision has been made for federal income taxes since it is the policy of the fund to comply with the requirements of Subchapter M of the Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The fund is treated as a separate tax entity for federal income tax purposes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended June 30, 2008.

As of and during the period ended June 30, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the three-year period ended December 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $84,427,909 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, $72,594,825 of the carryover expires in fiscal 2009 and $11,833,084 expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2007 was as follows: ordinary income $423,572. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. The borrowings by each series of the Company are limited to the lesser of (a) $25 million, or (b) the lesser of 25% of the series' total net assets or the maximum amount which the series is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $25 million cap on the total LOC. Each series agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC.

The average daily amount of borrowings outstanding under the LOC during the period ended June 30, 2008, was approximately $28,400 with a related weighted average annualized interest rate of 3.33%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) In accordance with an investment advisory agreement between the Company and Founders, the fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the fund's net assets. The fee is 1% of the first $250 million of net assets, .80% of the next $250 million of net assets, and .70% of net assets in excess of $500 million. For the period from January 1, 2008 through September 13, 2008, Founders has agreed to waive 25% of its investment advisory fee for the fund. The waiver will end on September 14, 2008, and on that date the fund's contractual investment advisory fee will again be in effect. The reduction in investment advisory fee amounted to $94,855 during the period ended June 30, 2008.

During the period ended June 30, 2008, the Distributor retained $49 from commissions earned on sales of the fund's Class A shares, and $3,493 and $308 from CDSCs on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under a Distribution Plan (the "Class B, C and T Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended June 30, 2008, Class B,

Class C and Class T shares were charged $3,530, $14,266 and $343, respectively, pursuant to the Class B, C and T Plan.

The fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Act applicable to its Class F shares (the "Class F Plan"). Under the Class F Plan, the fund is authorized to reimburse the Distributor for expenses paid for distributing or servicing its Class F shares at an annual rate of up to .25% of the value of the average daily net assets of the Fund's Class F shares. During the period ended June 30, 2008, Class F shares were charged $58,748 pursuant to the Class F Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended June 30, 2008, Class A, Class B, Class C and Class T shares were charged $23,306, $1,177, $4,755 and $343, respectively, pursuant to the Shareholder Services Plan.

The Company has a shareholder services agreement with the Distributor whereby the fund has agreed to compensate the Distributor for providing certain shareholder servicing functions to holders of Class F shares. The fund paid the Distributor a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the period ended June 30, 2008, Class F shares were charged $25,480 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the fund's Class F shares are paid by the

Distributor. The out-of-pocket charges from DTI are paid by the fund. During the period ended June 30, 2008, Class F shares were charged $446 for out-of-pocket transfer agent charges.

The fees charged by DTI with respect to the fund's Class A, Class B, Class C, Class I and Class T shares are paid by the fund. These transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the period ended June 30, 2008 were $17,547.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Founders affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended June 30, 2008, the fund was charged $3,221 for these services. These fees were at least partially offset by earnings credits pursuant to the cash management agreement.

The fund also compensates Mellon Bank N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Founders affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended June 30, 2008, the fund was charged $1,441 for these services. These fees were at least partially offset by earnings credits pursuant to the cash management agreement.

The fund compensates Mellon Bank under a custody agreement for providing custodial services for the fund. During the period ended June 30, 2008, the fund was charged $44,612 for these services. These fees were partially offset by earnings credits pursuant to the custody agreement.

The fund has agreed to compensate Dreyfus for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of .10% of the average daily net assets of the fund on the first $500 million, .065% of the average daily net assets of the fund on the next $500 million and .02% of the average daily net assets of the fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Dreyfus has contractually agreed in writing to waive any fees received for these services to the extent they exceed its costs in providing the services and a reasonable allocation of Founders' costs related to the support and oversight of these services. During the period ended June 30, 2008, Dreyfus waived $18,299.

The components of "Due to Founders Asset Management LLC and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $59,490, Rule 12b-1 distribution plan fees $19,685, shareholder services plan fees $34,777, custodian fees $27,621, transfer agency per account fees $6,450 and accounting fees $16,635, which are offset against a reduction in investment advisory fee currently in effect in the amount of $14,473.

(d) Annual retainer fees and attendance fees for the Company's Board of Directors are allocated to each series of the Company based on net assets. During the period ended June 30, 2008, the fund paid $9,801 in directors' fees. The Company's Board of Directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Company's series. The amount paid to the director under the plan will be determined based upon the performance of the selected series. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation in the Statement of Assets and Liabilities. Increases in the market value of the deferred compensation accounts are added to the directors fees and expenses paid by the fund in the directors fees and expenses in the Statement of Operations, and decreases in the market value of the accounts are subtracted from such fees. During the period ended June 30, 2008, depreciation in the value of the accounts totaled $17,475. This depreciation also is included in the net unrealized appreciation (depreciation) on investments in the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the fund.

Certain officers of the Company are also officers and/or directors of Founders or its affiliates, which pay their compensation. The affairs of the fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's Board of Directors.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures and forward currency exchange contracts, during the period ended June 30, 2008, amounted to $55,309,431 and $70,082,669, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized appreciation or depreciation. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at June 30, 2008, are set forth in the Statement of Financial Futures.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed.

The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at June 30, 2008:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized Appreciation ($)
Sales:				
Euro, expiring 7/2/2008	13,131	20,720	20,672	**48**

At June 30, 2008, accumulated net unrealized depreciation on investments was $943,268, consisting of $6,100,488 gross unrealized appreciation and $7,043,756 gross unrealized depreciation.

At June 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, the services previously provided to the fund by Mellon Bank are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

For More Information

**Dreyfus Founders
Passport Fund**

Manager

Founders Asset Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: FPSAX | Class B: FPSBX | Class C: FPSCX |
| | Class F: FPSSX | Class I: FPSRX | Class T: FPSTX |

Telephone Call your financial representative or:

Class F shareholders: 1-800-645-6561

All other share classes: 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the most recent 12-month period ended June 30 is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0281SA0608

Dreyfus Founders Worldwide Growth Fund

SEMIANNUAL REPORT June 30, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund.

Contents

The Fund



A LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Founders Worldwide Growth Fund, covering the six-month period from January 1, 2008, through June 30, 2008.

The U.S. equity markets remained turbulent over the first half of 2008 and ended with June posting one of the worst monthly performance slumps on record. A continuously weakening U.S. housing market, surging inflation, devaluation of the U.S. dollar and lingering credit concerns continued to dampen investor sentiment. Of the ten economic sectors represented by the S&P 500® Composite Stock Index, only two — energy and materials — posted positive absolute returns for the reporting period. The financials sector was the hardest-hit industry group, primarily due to massive sub-prime related losses among global financial institutions.

While the U.S and global economy clearly has slowed, the news is not all bad. We have seen signs of more orderly deleveraging among financial institutions, and it appears that most of the damage caused by last year's sub-prime fiasco has been exposed and, to an extent, ameliorated. Moreover, the global upsurge in inflation should persist longer in fast-growing emerging markets than in more developed countries. These factors support our view that many areas of the stock market may have been punished too severely in the downturn, creating potential long-term opportunities for patient investors. As always, your financial advisor can help you identify suitable investments that may be right for you and your long-term investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

J. David Officer
Chairman, President and Chief Executive Officer
Founders Asset Management LLC
July 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2008, through June 30, 2008, as provided by William S. Patzer, CFA, and John B. Jares, CFA, Portfolio Managers

Fund and Market Performance Overview

For the six-month period ended June 30, 2008, Dreyfus Founders Worldwide Growth Fund's Class A shares produced a total return of –11.78%, Class B shares returned –12.21%, Class C shares returned –12.14%, Class F shares returned –11.73%, Class I shares returned –11.74% and Class T shares returned –11.90%.[1] In comparison, the fund's benchmarks, the Morgan Stanley Capital International (MSCI) World Index (the "Primary Index") produced a –10.57% total return,[2] and the MSCI World Growth Index (the "Secondary Index") produced a –7.04% total return for the same period.[3]

Global equity markets suffered sharp declines during the reporting period due to an ongoing credit crunch, deteriorating economic conditions, surging energy costs and a weak U.S. dollar. The fund produced lower returns than its benchmarks, mainly due to poor performance from U.S. stocks as well as weak stock selections in the energy and consumer discretionary sectors.

The Fund's Investment Approach

The fund seeks long-term growth of capital by investing in the stocks of growth companies in markets throughout the world. The fund may purchase securities in any foreign country, as well as in the United States, emphasizing common stocks of both emerging and established growth companies that generally have strong performance records and market positions. We use a "growth style" of investing, searching for companies whose fundamental strengths suggest the potential to provide superior earnings growth over time. Our "bottom-up" approach emphasizes individual stock selection. We go beyond Wall Street analysis and perform intensive qualitative and quantitative in-house research to determine whether companies meet our investment criteria.

A Credit Crisis Contributed to Market Weakness

Global stock markets generally produced disappointing results over the first half of 2008 amid an onslaught of negative economic news. U.S.

housing values continued to plummet and foreclosures soared, fueling turmoil in the worldwide credit markets and losses among global commercial and investment banks. Meanwhile, surging commodity prices burdened consumers with higher energy and food costs, causing them to reduce spending in more discretionary areas. In turn, many businesses reduced capital spending in anticipation of a more difficult business environment. Finally, a depreciating U.S. dollar constricted exporters' profits, particularly in Japanese and European markets. On the other hand, higher commodity prices contributed to gains for many energy- and materials-oriented companies.

In this challenging environment, our overall stock selection strategy proved relatively ineffective, particularly among stocks in the U.S. and U.K. markets. In addition, a relatively light allocation to the high-flying energy sector hurt the fund's results, as did its investments in individual energy stocks, such as diversified oil producer Sunoco, which was sold during the reporting period. The fund's performance also was under-mined by a relatively heavy allocation to the consumer staples and consumer discretionary areas, where U.S. grocer Whole Foods Market, which was sold during the reporting period, suffered from sluggish sales and a slower-than-anticipated integration of a recent acquisition, and apparel retailer Gap reported lower same-stores sales.

In the information technology sector, search-engine giant Google's stock rally in the second half of the reporting period was not enough to offset its earlier decline, and gaming software company Electronic Arts encountered concerns regarding consumer spending and the feasibility of the company's financial targets. Finland-based Nokia lost value when competitive pressures increased in the wireless handset market.

On a more positive note, strong selections among resource-rich Australian stocks and the fund's exposure to German steel manufacturer Salzgitter boosted its relative performance. Italy's wind-turbine cable producer Prysmian Group also fared well, and our selections of Hong Kong-based financial companies contributed positively to the fund's results. A relatively light allocation to the financials area proved benefi-cial, as did avoidance of some of the sector's harder-hit banks. The fund achieved positive results in the industrials sector though Canada's Bombardier, where rising demand for public transit bolstered orders for light rail vehicles, and Japan's Mitsubishi Corporation profited from its investments in natural resources. The fund also benefited from light exposure to electronics and electrical engineering powerhouse Siemens and pharmaceutical giant Merck & Co., which performed relatively poorly. A relatively large cash position also aided the fund's performance in the volatile investment environment.

Other noteworthy contributions to performance came from U.S. retailer Wal-Mart Stores, which experienced improved sales. Canadian oil-and-gas company EnCana advanced amid higher energy prices, and British-based engineering software provider AVEVA Group benefited from rising customer demand. Although the fund's materials stocks generally lagged the Secondary Index's materials component, Canadian fertilizer company Potash Corp. of Saskatchewan and diversified resource groups BHP Billiton and Xstrata were among the fund's stronger individual contributors.

Attractive Valuations for Quality Stocks

We have remained concerned regarding the duration and severity of the current economic slowdown. So far this year, international equity markets have been price momentum-driven, a trend we expect to reverse as investors come to appreciate the increasingly attractive valuations of many high-quality stocks. We have not greatly altered the fund's allocations to various market sectors, instead focusing on our research-driven stock selection strategy to drive the fund's investment process.

July 15, 2008

Investing in foreign companies involves special risks, including changes in currency rates, political, economic and social instability, a lack of comprehensive company information, differing auditing and legal standards and less market liquidity. An investment in this fund should be considered only as a supplement to an overall investment program.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect Founders' waiver of 12.5% of its management fee for the six-month period ended June 30, 2008. This waiver will continue through September 13, 2008, at which time it will end. Had this waiver not been effect, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. –The MSCI World Index measures global developed market equity performance. The total return figure cited for this index assumes change in security prices and reinvestment of dividends, but does not reflect the costs of managing a mutual fund.*

[3] *SOURCE: LIPPER INC. – The MSCI World Growth Index measures global developed market equity performance of growth securities. The total return figure cited for this index assumes change in security prices and reinvestment of dividends, but does not reflect the costs of managing a mutual fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Founders Worldwide Growth Fund from January 1, 2008 to June 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses. To estimate the expenses you paid on your account over this period, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the results by the number in the Expenses paid per $1,000 line for the class of shares you own.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2008

	Class A	Class B	Class C	Class F	Class I	Class T
Expenses paid per $1,000†	$ 8.38	$ 12.65	$ 12.10	$ 7.68	$ 7.49	$ 9.40
Ending value (after expenses)	$882.20	$877.90	$878.60	$882.70	$882.60	$881.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2008

	Class A	Class B	Class C	Class F	Class I	Class T
Expenses paid per $1,000†	$ 8.97	$ 13.55	$ 12.96	$ 8.22	$ 8.02	$ 10.07
Ending value (after expenses)	$1,015.96	$1,011.39	$1,011.98	$1,016.71	$1,016.91	$1,014.87

† *Expenses are equal to the fund's annualized expense ratio of 1.79% for Class A shares, 2.71% for Class B shares, 2.59% for Class C shares, 1.64% for Class F shares, 1.60% for Class I shares and 2.01% for Class T shares; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2008 (Unaudited)

Common Stocks−98.4%	Shares	Value ($)
Australia−2.7%		
BHP Billiton	23,162	970,069
Computershare	27,102	239,225
Sonic Healthcare	9,330	130,104
		1,339,398
Austria−.6%		
OMV	1,970	154,635
Raiffeisen International Bank-Holding	1,140	145,677
		300,312
Belgium−.6%		
Colruyt	1,094	**289,035**
Canada−4.6%		
Addax Petroleum	2,790	134,765
Barrick Gold	3,500	160,030
Bombardier, Cl. B	32,090	233,262
EnCana	5,440	498,213
Ensign Resource Services	5,740	125,116
Fairfax Financial Holdings	504	127,966
First Quantum Minerals	2,436	168,111
Potash of Saskatchewan	1,750	399,998
Research In Motion	3,140 [a]	368,674
Sherritt International	8,406	126,577
		2,342,712
Cayman Islands−.5%		
Transocean	1,689 [a]	**257,387**
Denmark−.3%		
Carlsberg, Cl. B	1,346	**130,024**
Finland−.2%		
Nokia	4,610	**112,420**
France−3.6%		
AXA	5,550	164,787
BNP Paribas	1,644	148,923
Cap Gemini	3,749	220,974
Casino Guichard Perrachon	3,167	358,980
Gaz de France	5,094	327,357
Lafarge	1,693	259,574

Common Stocks (continued)	Shares	Value ($)
France (continued)		
Total	2,698	230,213
Ubisoft Entertainment	1,292 a	113,355
		1,824,163
Germany−4.4%		
BASF	5,802	400,258
Bayer	3,480	292,885
Bayerische Motoren Werke	4,170	200,557
Daimler	1,443	89,233
E.ON	1,700	342,971
Linde	1,141	160,408
MAN	1,890	209,798
Merck	1,447	205,683
RWE	1,152	145,505
Salzgitter	988	181,050
		2,228,348
Hong Kong−1.0%		
Esprit Holdings	32,400	336,591
Hang Seng Bank	7,100	149,795
		486,386
Ireland−.5%		
Allied Irish Banks	5,320	82,070
Kerry Group, Cl. A	5,133	152,487
		234,557
Italy−.7%		
ACEA	6,648	126,534
Prysmian	9,636	244,237
		370,771
Japan−8.8%		
Canon	3,700	190,280
Daihatsu Motor	17,000	194,707
Gunma Bank	19,000	126,524
Hosiden	6,500	138,363
INPEX Holdings	13	164,076
Isuzu Motors	35,000	168,456
KDDI	20	123,575
Konami	3,500	122,304

8

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Konica Minolta Holdings	7,500	126,660
Marubeni	32,000	267,345
Mitsubishi	8,700	286,804
Mitsubishi Electric	15,000	161,769
Mitsui & Co.	19,000	419,657
Nikon	5,000	145,992
Nintendo	1,200	677,027
Nippon Sheet Glass	35,000	173,071
Nippon Yusen	22,000	211,566
Nissha Printing	2,600	149,628
Shionogi & Co.	7,000	138,128
Shizuoka Bank	12,700	129,668
Sony	4,300	187,925
Sumitomo Electric Industries	12,600	159,977
		4,463,502
Luxembourg−.5%		
ArcelorMittal	2,780	**274,849**
Netherlands−1.4%		
European Aeronautic Defence and Space	5,594	106,032
Imtech	4,716	110,847
ING Groep	7,783	248,181
Koninklijke BAM Groep	5,906	104,508
Koninklijke DSM	2,610	153,551
		723,119
Norway−1.4%		
Norsk Hydro	10,580	154,613
StatoilHydro	6,450	240,588
Telenor	7,280	136,989
Yara International	2,200	194,889
		727,079
Spain−1.8%		
ACS Actividades de Construccion y Servicios	2,810	141,164
Banco Santander	7,133	131,049
Telefonica	19,370	514,744
Union Fenosa	2,020	117,727
		904,684

Common Stocks (continued)	Shares	Value ($)
Sweden−.8%		
Alfa Laval	12,400	193,087
NCC, Cl. B	7,100	107,020
Nordea Bank	8,000	110,421
		410,528
Switzerland−4.1%		
ABB	7,340 [a]	208,852
Baloise Holding	2,013	212,081
Lonza Group	930	129,033
Nestle	16,540	747,563
Novartis	2,343	129,045
Roche Holding	2,763	497,789
Swatch Group	656	163,952
		2,088,315
United Kingdom−10.1%		
Amlin	32,261	160,948
Anglo American	2,680	188,199
AstraZeneca	10,739	458,125
Aveva Group	7,879	241,653
Aviva	10,660	106,364
British American Tobacco	13,879	480,683
Charter	9,310	161,221
Dana Petroleum	3,857 [a]	145,950
De La Rue	6,625	117,759
Greene King	11,230	99,974
HBOS	12,643	69,496
HBOS (Rights)	5,057 [a]	1,083
Imperial Tobacco Group	14,460	538,819
Land Securities Group	5,828	142,998
National Grid	8,880	116,812
Prudential	11,040	117,192
Royal Dutch Shell, Cl. B	4,940	198,737
Scottish & Southern Energy	6,680	186,653
Shire	11,846	194,284
Thomas Cook Group	21,040	98,053
Tullet Prebon	16,490	141,218
Vodafone Group	75,010	222,815

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
WM Morrison Supermarkets	41,715	221,199
WPP Group	35,890	346,134
Xstrata	4,426	354,708
		5,111,077
United States−49.8%		
Adobe Systems	11,810 [a]	465,196
Agilent Technologies	12,953 [a]	460,350
Akamai Technologies	9,925 [a]	345,291
Allegheny Technologies	7,599	450,469
Amazon.com	4,442 [a]	325,732
Apple	6,056 [a]	1,014,017
Assurant	9,836	648,783
Autodesk	5,360 [a]	181,222
Avon Products	15,406	554,924
Boeing	5,108	335,698
CA	11,571	267,175
Chevron	5,607	555,822
Dean Foods	20,792 [a]	407,939
Deere & Co.	3,402	245,386
DeVry	11,638	624,030
Dover	15,210	735,708
Electronic Arts	10,468 [a]	465,093
EMC	41,363 [a]	607,622
Estee Lauder, Cl. A	6,744	313,259
Expedia	16,948 [a]	311,504
Exxon Mobil	6,961	613,473
Family Dollar Stores	27,287	544,103
FedEx	1,941	152,931
Freeport-McMoRan Copper & Gold	2,873	336,687
GameStop, Cl. A	11,226 [a]	453,530
Gap	35,124	585,517
Gilead Sciences	6,109 [a]	323,472
Google, Cl. A	622 [a]	327,433
Halliburton	2,410	127,899
Home Depot	20,505	480,227
iShares MSCI EAFE Index Fund	12,520	859,748

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Janus Capital Group	13,870	367,139
JPMorgan Chase & Co.	12,100	415,151
KLA-Tencor	7,888	321,120
Kraft Foods, Cl. A	22,172	630,793
Laboratory Corp. of America Holdings	7,459 [a]	519,370
Limited Brands	22,432	377,979
MEMC Electronic Materials	6,470 [a]	398,164
Merck & Co.	10,477	394,878
Microsoft	21,112	580,791
Nordstrom	12,275	371,933
NVIDIA	24,130 [a]	451,714
Oracle	13,948 [a]	292,908
Pharmaceutical Product Development	7,199	308,837
Philip Morris International	3,538	174,742
Precision Castparts	1,812	174,622
QUALCOMM	10,884	482,923
Schlumberger	2,595	278,781
Standard & Poor's Depository Receipts (Tr. Ser. 1)	4,740	606,625
Starbucks	15,641 [a]	246,189
Thermo Fisher Scientific	18,470 [a]	1,029,333
Union Pacific	4,228	319,214
Unum Group	22,595	462,068
Verizon Communications	7,122	252,119
Visa, Cl. A	1,445	117,493
Wal-Mart Stores	16,381	920,612
Wyeth	9,559	458,450
		25,074,188
Total Common Stocks (cost $49,183,958)		**49,692,854**

Preferred Stocks−.6%	Shares	Value ($)
Germany		
Fresenius (cost $204,442)	3,423	**295,686**
Total Investments (cost $49,388,400)	**99.0%**	**49,988,540**
Cash and Receivables (Net)	**1.0%**	**493,421**
Net Assets	**100.0%**	**50,481,961**

[a] *Non-income producing security.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
United States	49.8	Hong Kong	1.0
United Kingdom	10.1	Sweden	.8
Japan	8.8	Italy	.7
Germany	5.0	Austria	.6
Canada	4.6	Belgium	.6
Switzerland	4.1	Cayman Islands	.5
France	3.6	Ireland	.5
Australia	2.7	Luxembourg	.5
Spain	1.8	Denmark	.3
Netherlands	1.4	Finland	.2
Norway	1.4		**99.0**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	49,388,400	49,988,540
Cash		243,754
Cash denominated in foreign currencies	260,602	261,944
Receivable for investment securities sold		367,260
Dividends and interest receivable		81,389
Receivable for shares of Common Stock subscribed		11,001
Prepaid expenses		32,639
Other assets		363,652
		51,350,179
Liabilities ($):		
Due to Founders Asset Management LLC and affiliates–Note 3(c)		96,835
Directors' deferred compensation		363,652
Payable for investment securities purchased		304,719
Payable for shares of Common Stock redeemed		33,553
Unrealized depreciation on forward currency exchange contracts–Note 4		494
Accrued expenses		68,965
		868,218
Net Assets ($)		**50,481,961**
Composition of Net Assets ($):		
Paid-in capital		89,414,759
Accumulated undistributed investment income–net		128,690
Accumulated net realized gain (loss) on investments		(39,630,709)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		569,221
Net Assets ($)		**50,481,961**

Net Asset Value Per Share

	Class A	Class B	Class C	Class F	Class I	Class T
Net Assets ($)	1,648,484	319,453	606,683	46,547,197	1,246,803	113,341
Shares Outstanding	99,095	20,566	39,738	2,784,987	72,061	7,324
Net Asset Value Per Share ($)	**16.64**	**15.53**	**15.27**	**16.71**	**17.30**	**15.48**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $60,792 foreign taxes withheld at source)	641,939
Interest	1,954
Total Income	**643,893**
Expenses:	
Investment advisory fee–Note 3(a)	269,932
Shareholder servicing costs–Note 3(c)	73,826
Auditing fees	42,543
Distribution fees–Note 3(b)	41,469
Registration fees	28,243
Accounting fees–Note 3(c)	21,430
Prospectus and shareholders' reports	19,979
Custodian fees–Note 3(c)	17,072
Legal fees	7,806
Interest expense–Note 2	477
Loan commitment fees–Note 2	309
Miscellaneous	9,861
Total Expenses	**532,947**
Less–reduction in investment advisory fee–Note 3(a)	(33,859)
Less–reduction in fees due to earnings credits–Note 1(c)	(15,229)
Less–reduction in accounting fees–Note 3(c)	(6,783)
Less–reduction in Directors' fees and expenses due to deferred compensation–Note 3(d)	(26,782)
Net Expenses	**450,294**
Investment Income–Net	**193,599**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	147,205
Net realized gain (loss) on forward currency exchange contracts	11,432
Net Realized Gain (Loss)	**158,637**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	(7,462,957)
Net Realized and Unrealized Gain (Loss) on Investments	**(7,304,320)**
Net (Decrease) in Net Assets Resulting from Operations	**(7,110,721)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007[a]
Operations ($):		
Investment income (loss)−net	193,599	(102,598)
Net realized gain (loss) on investments	158,637	11,135,759
Net unrealized appreciation (depreciation) on investments	(7,462,957)	(3,881,641)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(7,110,721)**	**7,151,520**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	275,232	724,777
Class B Shares	57,904	140,383
Class C Shares	141,510	415,442
Class F Shares	1,173,101	9,650,997
Class I Shares	299,282	868,350
Class T Shares	−	164,133
Cost of shares redeemed:		
Class A Shares	(322,499)	(611,856)
Class B Shares	(218,696)	(478,611)
Class C Shares	(178,139)	(112,362)
Class F Shares	(5,024,192)	(13,444,416)
Class I Shares	(280,926)	(2,093,396)
Class T Shares	−	(75,238)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(4,077,423)**	**(4,851,797)**
Total Increase (Decrease) in Net Assets	**(11,188,144)**	**2,299,723**
Net Assets ($):		
Beginning of Period	61,670,105	59,370,382
End of Period	**50,481,961**	**61,670,105**
Undistributed investment income (loss)−net	128,690	(64,909)

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	14,918	39,153
Shares redeemed	(18,603)	(33,766)
Net Increase (Decrease) in Shares Outstanding	**(3,685)**	**5,387**
Class B[b]		
Shares sold	3,580	7,967
Shares redeemed	(13,578)	(28,571)
Net Increase (Decrease) in Shares Outstanding	**(9,998)**	**(20,604)**
Class C		
Shares sold	8,922	24,153
Shares redeemed	(11,209)	(6,627)
Net Increase (Decrease) in Shares Outstanding	**(2,287)**	**17,526**
Class F		
Shares sold	67,267	558,552
Shares redeemed	(290,002)	(744,216)
Net Increase (Decrease) in Shares Outstanding	**(222,735)**	**(185,664)**
Class I		
Shares sold	16,485	45,705
Shares redeemed	(15,287)	(108,088)
Net Increase (Decrease) in Shares Outstanding	**1,198**	**(62,383)**
Class T		
Shares sold	–	9,814
Shares redeemed	–	(4,088)
Net Increase (Decrease) in Shares Outstanding	**–**	**5,726**

[a] Effective June 1, 2007, Class R shares were redesignated as Class I shares.

[b] During the period ended June 30, 2008, 9,416 Class B shares representing $152,496, were automatically converted to 8,816 Class A shares and during the period ended December 31, 2007, 14,394 Class B shares representing $242,292 were automatically converted to 13,585 Class A shares.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	18.86	16.91	14.21	12.82	11.38	8.32
Investment Operations:						
Investment income (loss)−net	.05a	(.05)a	(.06)a	(.02)a	(.21)	(.10)
Net realized and unrealized gain (loss) on investments	(2.27)	2.00	2.76	1.41	1.65	3.16
Total from Investment Operations	(2.22)	1.95	2.70	1.39	1.44	3.06
Net asset value, end of period	16.64	18.86	16.91	14.21	12.82	11.38
Total Return (%)b	(11.78)c	11.41	19.07	10.84	12.65	36.78
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.00d	1.94	1.97	1.98	1.83	2.04
Ratio of net expenses to average net assets	1.79d	1.86	1.93	1.92	1.81	2.03
Ratio of net investment income (loss) to average net assets	.62d	(.28)	(.39)	(.19)	(.18)	(.55)
Portfolio Turnover Rate	80c	117	114	120	130	138
Net Assets, end of period ($ x 1,000)	1,648	1,938	1,647	619	519	656

a   *Based on average shares outstanding at each month end.*
b   *Exclusive of sales charge.*
c   *Not annualized.*
d   *Annualized.*
See notes to financial statements.

Class B Shares	Six Months Ended June 30, 2008 (Unaudited)	2007	2006	2005	2004	2003
		Year Ended December 31,				
Per Share Data ($):						
Net asset value, beginning of period	17.69	16.00	13.58	12.33	11.02	8.12
Investment Operations:						
Investment (loss)–net	(.03)[a]	(.18)[a]	(.16)[a]	(.11)[a]	(.09)	(.16)
Net realized and unrealized gain (loss) on investments	(2.13)	1.87	2.58	1.36	1.40	3.06
Total from Investment Operations	(2.16)	1.69	2.42	1.25	1.31	2.90
Net asset value, end of period	15.53	17.69	16.00	13.58	12.33	11.02
Total Return (%)[b]	(12.21)[c]	10.49	17.89	10.14	11.89	35.71
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.91[d]	2.75	2.84	2.72	2.54	2.82
Ratio of net expenses to average net assets	2.71[d]	2.68	2.79	2.66	2.52	2.80
Ratio of net investment (loss) to average net assets	(.42)[d]	(1.09)	(1.13)	(.93)	(.87)	(1.30)
Portfolio Turnover Rate	80[c]	117	114	120	130	138
Net Assets, end of period ($ x 1,000)	319	541	819	1,803	2,061	1,821

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	17.38	15.71	13.31	12.08	10.81	7.96
Investment Operations:						
Investment (loss)−net	(.02)[a]	(.19)[a]	(.15)[a]	(.07)[a]	(.20)	(.20)
Net realized and unrealized gain (loss) on investments	(2.09)	1.86	2.55	1.30	1.47	3.05
Total from Investment Operations	(2.11)	1.67	2.40	1.23	1.27	2.85
Net asset value, end of period	15.27	17.38	15.71	13.31	12.08	10.81
Total Return (%)[b]	(12.14)[c]	10.63	18.03	10.18	11.75	35.80
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.80[d]	2.75	2.76	2.72	2.62	2.84
Ratio of net expenses to average net assets	2.59[d]	2.63	2.71	2.66	2.59	2.82
Ratio of net investment (loss) to average net assets	(.20)[d]	(1.11)	(1.10)	(.93)	(.97)	(1.34)
Portfolio Turnover Rate	80[c]	117	114	120	130	138
Net Assets, end of period ($ x 1,000)	607	730	385	308	272	271

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class F Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	18.93	16.96	14.26	12.86	11.41	8.33
Investment Operations:						
Investment income (loss)−net	.06[a]	(.03)[a]	(.05)[a]	(.02)[a]	(.21)	(.13)
Net realized and unrealized gain (loss) on investments	(2.28)	2.00	2.75	1.42	1.66	3.21
Total from Investment Operations	(2.22)	1.97	2.70	1.40	1.45	3.08
Net asset value, end of period	16.71	18.93	16.96	14.26	12.86	11.41
Total Return (%)	(11.73)[b]	11.62	18.93	10.89	12.71	36.97
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.85[c]	1.80	2.03	1.96	1.80	1.98
Ratio of net expenses to average net assets	1.64[c]	1.72	1.98	1.91	1.77	1.97
Ratio of net investment income (loss) to average net assets	.74[c]	(.14)	(.38)	(.17)	(.13)	(.47)
Portfolio Turnover Rate	80[b]	117	114	120	130	138
Net Assets, end of period ($ x 1,000)	46,547	56,943	54,158	53,184	61,038	70,566

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
[c] *Annualized.*
See notes to financial statements.

Class I Shares	Six Months Ended June 30, 2008 (Unaudited)	2007 [a]	2006	2005	2004	2003
			Year Ended December 31,			
Per Share Data ($):						
Net asset value, beginning of period	19.60	17.54	14.69	13.13	11.60	8.44
Investment Operations:						
Investment income (loss)−net	.07 [b]	(.01) [b]	.01 [b]	.05 [b]	.03	.00 [c]
Net realized and unrealized gain (loss) on investments	(2.37)	2.07	2.84	1.51	1.50	3.16
Total from Investment Operations	(2.30)	2.06	2.85	1.56	1.53	3.16
Net asset value, end of period	17.30	19.60	17.54	14.69	13.13	11.60
Total Return (%)	(11.74) [d]	11.75	19.40	11.88	13.19	37.44
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.81 [e]	1.69	1.62	1.47	1.39	1.53
Ratio of net expenses to average net assets	1.60 [e]	1.60	1.58	1.44	1.37	1.51
Ratio of net investment income (loss) to average net assets	.82 [e]	(.04)	.02	.35	.28	(.03)
Portfolio Turnover Rate	80 [d]	117	114	120	130	138
Net Assets, end of period ($ x 1,000)	1,247	1,389	2,337	1,701	24,665	21,404

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	17.56	15.79	13.31	12.05	10.73	7.89
Investment Operations:						
Investment income (loss)−net	.03[a]	(.10)[a]	(.08)[a]	(.07)[a]	(.36)	(.14)
Net realized and unrealized gain (loss) on investments	(2.11)	1.87	2.56	1.33	1.68	2.98
Total from Investment Operations	(2.08)	1.77	2.48	1.26	1.32	2.84
Net asset value, end of period	15.48	17.56	15.79	13.31	12.05	10.73
Total Return (%)[b]	(11.90)[c]	11.21	18.63	10.46	12.30	35.99
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.22[d]	2.11	2.23	2.35	2.16	2.56
Ratio of net expenses to average net assets	2.01[d]	2.02	2.19	2.30	2.14	2.54
Ratio of net investment income (loss) to average net assets	.39[d]	(.55)	(.57)	(.56)	(.50)	(1.05)
Portfolio Turnover Rate	80[c]	117	114	120	130	138
Net Assets, end of period ($ x 1,000)	113	129	25	30	54	61

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Founders Worldwide Growth Fund (the "fund") is a separate diversified series of Dreyfus Founders Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering five series, including the fund. The fund's investment objective is to seek long-term growth of capital through investments in foreign and U.S. companies. Founders Asset Management LLC ("Founders") serves as the fund's investment adviser. Founders is an indirect, wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon").

MBSC Securities Corporation (the "Distributor"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus"), an affiliate of Founders, is the distributor of the fund's shares. The fund is authorized to issue up to 550 million shares of Common Stock, par value $ .01 per share, in the following classes of shares: Class A, Class B, Class C, Class F, Class I and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, although the shares may be purchased at net asset value ("NAV") without a sales charge by certain categories of investors. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class F and Class I shares are sold at NAV per share. Class F shares are sold only to Class F grandfathered investors, and Class I shares are sold only to eligible institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class. Income and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Each class of the fund bears expenses incurred specifically on its behalf and, in addition, each class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the class. The type of expense determines the allocation method.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on NASDAQ, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. New York closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's Board of Directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The fund amortizes premiums and discounts on all debt securities.

Registered open-end investment companies that are not traded on an exchange are valued at their NAV.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's Board of Directors or pursuant to procedures approved by the Board of Directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the fund calculates its NAV, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using calculations based on indexes of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the fund's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.

Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3—significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of June 30, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments ($)†
Level 1–Quoted Prices	49,988,540	0
Level 2–Other Significant Observable Inputs	0	(494)
Level 3–Significant Unobservable Inputs	0	0
Total	**49,988,540**	**(494)**

† *Other financial instruments include derivative instruments such as futures, forward currency exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.*

(b) Foreign securities and currency transactions: The fund normally will invest a significant portion of its assets in foreign securities. In the event the fund executes a foreign security transaction, the fund may enter into a foreign currency contract to settle the foreign security transaction. The fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

Investing in foreign markets may involve special risks and considerations not typically associated with investing in the U.S. These risks include revaluation of currencies, high rates of inflation, repatriation restrictions on income and capital, and adverse political and economic developments. Moreover, securities issued in these markets may be less liquid, subject to government ownership control and delayed settlements, and their prices may be more volatile than those of comparable securities in the U.S.

The accounting records of the fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with net unrealized appreciation (depreciation) from investments and foreign currency transactions in the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by Founders or its affiliates are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: No provision has been made for federal income taxes since it is the policy of the fund to continue to comply with the requirements of Subchapter M of the Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The fund is treated as a separate tax entity for federal income tax purposes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended June 30, 2008.

As of and during the period ended June 30, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the three-year period ended December 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $39,639,243 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, $14,296,069 of the carryover expires in fiscal 2009, $22,200,649 expires in fiscal 2010 and $3,142,525 expires in fiscal 2011.

NOTE 2—Bank Line of Credit:

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. The borrowings by each series of the Company are limited to the lesser of (a) $25 million, or (b) the lesser of 25% of the series' total net assets or the maximum amount which the series is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $25 million cap on the total LOC. Each series agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC.

The average daily amount of borrowings outstanding under the LOC during the period ended June 30, 2008, was approximately $20,900, with a related weighted average annualized interest rate of 2.29%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) In accordance with an investment advisory agreement between the Company and Founders, the fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the fund's net assets. The fee is 1% of the first $250 million of net assets, .80% of the next $250 million of net assets and .70% of net assets in excess of $500 million. For the period from January 1, 2008 through September 13, 2008, Founders has agreed to waive 12.5% of its investment advisory fee for the fund. This waiver will end on September 14, 2008, and on that date, the fund's contractual investment advisory fee will again be in effect. The reduction in investment advisory fee amounted to $33,859 during the period ended June 30, 2008.

During the period ended June 30, 2008, the Distributor retained $12 and $18 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $92 and $111 from CDSCs on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under a Distribution Plan (the "Class B, C and T Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of

Class T shares. During the period ended June 30, 2008, Class B, Class C and Class T shares were charged $1,497, $2,444 and $146, respectively, pursuant to the Class B, C and T Plan.

The fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Act applicable to its Class F shares (the "Class F Plan"). Under the Class F Plan, the fund is authorized to reimburse the Distributor for expenses paid for distributing or servicing its Class F shares at an annual rate of up to .25% of the value of the average daily net assets of the fund's Class F shares. During the period ended June 30, 2008, Class F shares were charged $37,382 pursuant to the Class F Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended June 30, 2008, Class A, Class B, Class C and Class T shares were charged $2,130, $499, $815 and $146, respectively, pursuant to the Shareholder Services Plan.

The Company has a shareholder services agreement with the Distributor, whereby the fund has agreed to compensate the Distributor for providing certain shareholder servicing functions to holders of Class F shares. The fund paid the Distributor a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the period ended June 30, 2008, Class F shares were charged $34,580 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the fund's Class F shares are paid by the Distributor. The out-of-pocket charges from DTI are paid by the fund. During the period ended June 30, 2008, Class F shares were charged $97 for out-of-pocket transfer agent charges.

The fees charged by DTI with respect to the fund's Class A, Class B, Class C, Class I and Class T shares are paid by the fund. These transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the period ended June 30, 2008 were $3,234.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Founders affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended June 30, 2008, the fund was charged $2,326 for these services. These fees were at least partially offset by earnings credits pursuant to the cash management agreement.

The fund also compensates Mellon Bank N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Founders affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended June 30, 2008, the fund was charged $1,589 for these services. These fees were at least partially offset by earnings credits pursuant to the cash management agreement.

The fund compensates Mellon Bank under a custody agreement for providing custodial services for the fund. During the period ended June 30, 2008, the fund was charged $17,072 for these services. These fees were partially offset by earnings credits pursuant to the custody agreement.

The fund has agreed to compensate Dreyfus for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed by applying the following rates, as applicable, to the domestic assets and foreign assets, with the proportions of domestic and foreign assets recalculated monthly, plus reasonable out-of-pocket expenses.

On Assets in Excess of ($)	But Not Exceeding ($)	Domestic Fee (%)	Foreign Fee (%)
0	500 million	.06	.10
500 million	1 billion	.04	.065
1 billion		.02	.02

Dreyfus has contractually agreed in writing to waive any fees received for these services to the extent they exceed its costs in providing the services and a reasonable allocation of Founders' costs related to the support and oversight of these services. During the period ended June 30, 2008, Dreyfus waived $6,783.

The components of "Due to Founders Asset Management LLC and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $43,428, Rule 12b-1 distribution plan fees $6,119, shareholder services plan fees $39,852, custodian fees $8,578, transfer agency per account fees $860 and accounting fees $3,444, which are offset against a reduction in investment advisory fee currently in effect in the amount of $5,446.

(d) Annual retainer fees and attendance fees for the Company's Board of Directors are allocated to each series of the Company based on net assets. During the period ended June 30, 2008, the fund paid $6,950 in directors' fees. The Company's Board of Directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Company's series. The amount paid to the director under the plan will be determined based upon the performance of the selected series. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation in the Statement of Assets and Liabilities. Increases in the market value of the deferred compensation accounts are added to the directors fees and expenses paid by the fund in the directors fees and expenses in the Statement of Operations, and decreases in the market value of the accounts are subtracted from such fees. During the period ended June 30, 2008, depreciation in the value of the accounts totaled $35,655. This depreciation also is included in the net unrealized appreciation (depreciation) on investments in the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the fund.

Certain officers of the Company are also officers and/or directors of Founders or its affiliates, which pay their compensation. The affairs of the fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's Board of Directors.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended June 30, 2008, amounted to $43,222,816 and $47,874,150, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at June 30, 2008:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized (Depreciation) ($)
Purchases;				
Swiss Franc, expiring 7/1/2008	156,224	153,026	152,966	(60)
Sales:		**Proceeds ($)**		
British Pound, expiring 7/1/2008	56,081	111,545	111,691	(146)
Japanese Yen, expiring 7/1/2008	19,134,961	179,941	180,229	(288)
Total				**(494)**

At June 30, 2008, accumulated net unrealized appreciation on investments was $600,140, consisting of $4,558,463 gross unrealized appreciation and $3,958,323 gross unrealized depreciation.

At June 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative

instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, the services previously provided to the fund by Mellon Bank are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

For More Information

**Dreyfus Founders
Worldwide Growth Fund**

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: FWWAX   Class B: FWWBX   Class C: FWWCX
Class F: FWWGX   Class I: FWWRX   Class T: FWWTX

Telephone Call your financial representative or:

Class F shareholders:	1-800-645-6561
All other share classes:	1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the most recent 12-month period ended June 30 is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov.
The description of the policies and procedures is also available
without charge, upon request, by calling 1-800-645-6561.



0351SA0608